  As filed with the Securities and Exchange Commission on August 2, 1999
                                       Registration Nos. 333-75451 333-75451-01
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 3
                                      TO

                                   FORM S-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                                ---------------
                   Issuer of Senior Notes registered hereby
                             AK STEEL CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                         3312                      31-1401455
 (State or Other Jurisdiction   (Primary Standard Industrial       (I.R.S. Employer
      of Incorporation or       Classification Code Number)       Identification No.)
         Organization)

                  Guarantor of Senior Notes registered hereby
                         AK STEEL HOLDING CORPORATION
            (Exact Name of Registrant as Specified in its Charter)

           DELAWARE                         3312                      31-1401455
 (State or Other Jurisdiction   (Primary Standard Industrial       (I.R.S. Employer
      of Incorporation or       Classification Code Number)       Identification No.)
         Organization)

                               703 Curtis Street
                            Middletown, Ohio 45043
                                (513) 425-5000
              (Address, Including Zip Code, and Telephone Number,
       including Area Code, of Registrants' Principal Executive Offices)

                              James L. Wainscott
             Vice President, Treasurer and Chief Financial Officer
                             AK Steel Corporation
                               703 Curtis Street
                            Middletown, Ohio 45043
                                (513) 425-5000
                    (Name and Address, Including Zip Code,
       and Telephone Number, Including Area Code, of Agent For Service)

                         Copies of communications to:
                            Stephen H. Cooper, Esq.
                          Weil, Gotshal & Manges LLP
                               767 Fifth Avenue
                         New York, New York 10153-0119
                                (212) 310-8000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462 (d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]


  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE + +SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN +
+OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY        +
+JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.                        +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION,

                           DATED AUGUST 2, 1999

PROSPECTUS

EXCHANGE OFFER FOR
$450,000,000 OF 7 7/8% SENIOR NOTES DUE 2009

AK STEEL CORPORATION
                                                                          [LOGO]


                      Material Terms of the Exchange Offer

 .  Expires 5:00 p.m., New       .  The exchange will not be
   York City time, on     ,        a taxable event for U.S.
   1999, unless extended           federal income tax
                                   purposes
 .  All old notes that are
   validly tendered and not     .  The terms of the new
   withdrawn will be               notes to be issued in the
   exchanged for new notes         exchange offer are
                                   identical to those of the
 .  The only conditions to          old notes that were
   completing the exchange         issued on February 10,
   offer are that it does          1999, except for transfer
   not violate any                 restrictions and
   applicable law or               registration rights
   interpretation of the           relating to the old notes
   Staff of the Securities
   and Exchange Commission      .  Affiliates of our company
   and that no action or           may not participate in
   proceeding has been             the exchange offer
   instituted or threatened
   that would prohibit or
   impair our ability to
   proceed with the exchange
   offer

 .  You may withdraw your
   tender of old notes at
   any time prior to the
   expiration of the
   exchange offer

   PLEASE REFER TO "RISK FACTORS" BEGINNING ON PAGE 9 OF
                      THIS PROSPECTUS
   FOR IMPORTANT INFORMATION YOU SHOULD CONSIDER BEFORE
                 TENDERING YOUR OLD NOTES.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED THE NOTES TO BE ISSUED IN THIS EXCHANGE OFFER, NOR HAS ANY OF THESE ORGANIZATIONS DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ------------

                   The date of this prospectus is     , 1999.

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Prospectus Summary.......................................................   1
Risk Factors.............................................................   9
Where You Can Find More Information......................................  13
Recent Developments......................................................  15
Selected Consolidated AK Holding and Armco
 Unaudited Pro Forma Combined Financial Data.............................  16
Use of Proceeds..........................................................  17
Capitalization...........................................................  18
Description of Outstanding Indebtedness .................................  19
The Exchange Offer.......................................................  21
Description of New Notes.................................................  30
Federal Income Tax Consequences..........................................  64
Plan of Distribution.....................................................  65
Legal Matters............................................................  65
Experts..................................................................  65
Forward-Looking Statements...............................................  66
Unaudited Pro Forma Combined Condensed Financial Information.............  67

                               ----------------

  You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                               PROSPECTUS SUMMARY

  The following summary highlights selected information from this prospectus and may not contain all of the information that is important to you. This prospectus includes the specific terms of the notes we are offering, as well as information regarding our business. We encourage you to read this prospectus in its entirety.

                                  Our Company

  AK Steel is a leading integrated steel producer. We concentrate on the production of premium quality coated, cold rolled and hot rolled carbon steel primarily for sale to customers in the automotive, appliance, construction and manufacturing industries. We also cold roll and aluminum coat stainless steel for automotive industry customers.

  On May 20, 1999, we agreed to acquire Armco Inc., a leading producer of stainless and electrical steels. The stainless and electrical steel industry is a relatively small but distinct segment of the overall steel industry that represented approximately 2% of domestic steel tonnage but accounted for approximately 14% of domestic steel revenues in 1998. Through its Sawhill Tubular division, Armco also manufactures a wide range of steel pipe and tubing products for use in the construction, industrial and plumbing markets. Armco also owns Douglas Dynamics, L.L.C., the largest North American manufacturer of snowplows for four-wheel drive light trucks, and an industrial park on the Houston. You should read the discussion under the heading "Recent Developments" for further information regarding this acquisition.

  Our executive offices are located at 703 Curtis Street, Middletown, Ohio 45043 and our telephone number is (513) 425-5000.

                               The Exchange Offer

  On February 10, 1999, we completed the private placement of $450,000,000 principal amount of our 7 7/8% Senior Notes Due 2009. Those notes were not registered under the Securities Act and, therefor, they are subject to significant restrictions on resale. Accordingly, when we sold those notes, we entered into a registration rights agreement with the initial purchasers in which we agreed to deliver to you this prospectus and to permit you to exchange those old notes for new notes with identical terms that have been registered under the Securities Act. We believe that the new notes may be resold by you without compliance with the registration and prospectus delivery provisions of the Securities Act, subject to limited conditions. Following the exchange offer, any old notes that you did not exchange for new notes will continue to be subject to restrictions on resale and we will have no obligation to you to register those old notes under the Securities Act.

  We issued the old notes under an indenture that grants you specified rights. The new notes also will be issued under that indenture and you will continue to have the same rights under the indenture that you had prior to the exchange offer. Any reference to "notes" in this prospectus refers to both old notes and new notes, unless the context otherwise requires. You should read the discussion under the heading "Description of New Notes" for further information regarding the new notes.

The Exchange Offer......    We are offering to exchange $1,000 principal amount
                            of our 7 7/8% Senior Notes Due 2009 that we have registered under the Securities Act for each $1,000 principal amount of our outstanding 7 7/8% Senior
                            Notes Due 2009 that we issued in February 1999 in a private placement and that have not been registered under the Securities Act. All outstanding old notes that are validly tendered and not validly withdrawn will be exchanged. As of this date, there are $450,000,000 aggregate principal amount of our old notes outstanding.

                            We will issue the new notes promptly after the ex-piration of the exchange offer.

Resale..................    We believe that the new notes that you receive in
                            the exchange offer may be offered for resale, re-sold and otherwise transferred by you without com-pliance with the registration and prospectus deliv-ery provisions of the Securities Act provided that:

                            . you are not an affiliate of our company, as the term affiliate is defined in Rule 405 under the Securities Act;

                            . you acquire the new notes in the ordinary course of your business; and

                            . you are not participating, do not intend to par-ticipate and have no arrangement or understand-ing with any person to participate, in the dis-tribution of the new notes.

                            If you do not meet the above conditions, you may incur liability under the Securities Act if you transfer any new note issued to you in the exchange offer without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your notes from those requirements. We do not assume, or indemnify you against, that liability.

                            If you are a broker-dealer and receive new notes in the exchange offer for your own account in exchange for old notes that you acquired as a result of mar-ket-making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those new notes. You may use this prospectus for this purpose.

Expiration Date.........    The exchange offer will expire at 5:00 p.m., New
                            York City time, on      1999, unless we decide to
                            extend the exchange offer. We do not intend to ex-
                            tend the exchange offer, although we reserve the
                            right to do so. In no event will we ex- tend the
                            exchange offer beyond      , 1999.

Conditions to the
Exchange Offer..........    The exchange offer is subject to customary
                            conditions, any of which we may waive. The exchange offer is not conditioned upon any minimum principal amount of notes being tendered. See "The Exchange
                            Offer--Conditions to the Exchange Offer."

Procedures for
Tendering Notes.........    If you wish to tender your old notes for exchange,
                            you must transmit to Fifth Third Bank, Cincinnati, Ohio, as exchange agent, on or before the expira-tion date, either

                            . a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, to-gether with your old notes and any other re-quired documentation; or

                            . a computer-generated message transmitted by means of The Depository Trust Company's Auto-mated Tender Offer Program system and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

                            If you cannot comply with either of these proce-dures on a timely basis, then you should follow the guaranteed delivery procedures described below.

                            By executing or agreeing to be bound by the terms of the letter of transmittal, you will be deemed to make the representations to us described in "The Exchange Offer" section of this prospectus under the heading "Procedures for Tendering."

Special Procedures for
Beneficial Owners.......    If you are a beneficial owner of old notes that are
                            registered in the name of a broker, dealer, commer-cial bank, trust company or other nominee and you wish to tender those old notes for exchange, you should contact the registered holder promptly and instruct the registered holder to tender those notes on your behalf. If you wish to tender those notes yourself, you must either make appropriate arrangements to re-register ownership of the notes in your own name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership to your own name may take considerable time and you may not be able to com-plete the transfer prior to the expiration date.

Guaranteed Delivery
Procedures..............    If you wish to tender your old notes for exchange
                            and time will not permit the documents required by the letter of transmittal to reach the exchange agent prior to the expiration date, or you cannot complete the procedure for book-entry transfer on a timely basis, you may ten-der your notes according to the guaranteed delivery procedures described in the instructions in the ac-companying transmittal letter.

Acceptance of Tendered
Old Notes and Delivery
of New Notes............

                            Subject to the conditions described in "The
                            Exchange Offer" section of this prospectus under the heading "Conditions to the Exchange Offer", we will accept for exchange any and all old notes that are validly tendered in the exchange offer and not withdrawn, prior to 5:00 p.m., New York City time, on the expiration date.

                            You may withdraw the tender of your old notes at
Withdrawal Rights.......    any time prior to 5:00 p.m., New York City time, on
                            the expiration date, subject to compliance with the procedures for withdrawal described in "The Ex-change Offer" section of this prospectus under the heading "Withdrawal Rights."

Federal Income Tax
Considerations..........    The exchange of the old notes will not be a taxable
                            event for U.S. federal income tax purposes.

Exchange Agent..........
                            Fifth Third Bank, Cincinnati, Ohio, the trustee un-der the indenture governing the notes, is serving as the exchange agent. The address, telephone num-ber and facsimile number of the exchange agent are set forth in "The Exchange Offer" section of this prospectus under the heading "Exchange Agent."

Consequences of Failure
to Exchange Notes.......    If you do not exchange your old notes for new
                            notes, your old notes will continue to be subject to significant restrictions on resale. In general, the old notes may not be offered or sold unless registered under the Securities Act, except pursu-ant to an exemption from, or in a transaction not subject to, the Securities Act. We do not currently plan to register the old notes under the Securities
                            Act.

Use of Proceeds.........    We will not receive any proceeds from the exchange
                            offer.

                       Summary of Terms of the New Notes


Issuer..................    AK Steel Corporation.

Issue...................    $450,000,000 aggregate principal amount of 7 7/8%
                            Senior Notes Due 2009.

Maturity Date...........    February 15, 2009.

Interest Payment            February 15 and August 15 of each year, beginning
Dates...................    August 15, 1999. Interest on the new notes that we
                            will issue will accrue from the last interest pay-ment date on which interest was paid on the old notes surrendered in exchange, or, if no interest has been paid on the old notes, from February 10, 1999, which was the date of original issuance of the old notes.

Optional Redemption.....    We may redeem the notes, in whole at any time or in
                            part from time to time, at our option, on or after February 15, 2004, at the redemption prices set forth in the "Description of New Notes" section of this prospectus under the heading "Optional
                            Redemption." In addition, at any time on one or more occasions before February 15, 2002, we may, at our option, redeem up to a cumulative aggregate of $157.5 million principal amount of the notes with money that we raise in public or private equity offerings, provided that:

                            . we pay to holders of the notes a redemption price
                              of 107.875% of the face amount of the notes we redeem, plus accrued interest;

                            . we complete the redemption within 60 days of com-
                              pleting the related equity offering; and

                            . at least $292.5 aggregate principal amount of the
                              notes remains outstanding after the redemption.

Guarantee...............    The new notes will be unconditionally guaranteed on
                            a senior basis by our parent company, AK Steel
                            Holding Corporation. The guarantee will be equal in right of payment with all other senior unsecured indebtedness and guarantees issued by our parent company.

Ranking.................    The new notes will be:

                            . senior unsecured obligations of our company and
                             will be equal in right of payment with all of our other existing and future senior unsecured debt; and

                            . effectively junior to all of our secured obliga-
                             tions to the extent of the collateral securing those obligations, including the $250 million of our currently outstanding Senior Secured Notes Due 2004.

Change in Control.......    If a change in control of AK Steel occurs, you will
                            have the right to require us to repurchase your new notes at a purchase price equal to 101% of their aggregate principal amount on the date of repur-chase, plus any accrued interest. If a change of control were to occur, however, we may not have sufficient funds to repurchase your notes at the time we are required to do so.

Material Covenants......    The indenture governing the notes contains cove-
                            nants that, among other things, limit our ability and the ability of our subsidiaries to:

                            . create liens on our assets to service debt;

                            . incur additional indebtedness;

                            . make investments;

                            . issue or sell equity interests of subsidiaries;

                            . pay dividends or distributions on, or redeem or
                             repurchase, capital stock;

                            . redeem subordinated obligations;

                            . transfer or sell assets;

                            . engage in transactions with affiliates;

                            . engage in unrelated businesses; and

                            . consolidate, merge or transfer substantially all
                             of ourassets.

                            These covenants are subject to important exceptions and qualifications, which are described in the "De-scription of New Notes" section of this prospectus under the heading "Material Covenants."

Form of New Notes.......    The new notes will be represented by one or more
                            permanent global certificates, in fully registered form, deposited with a custodian for, and regis-tered in the name of a nominee of, DTC, as deposi-tary. You will not receive notes in certificated form unless there occurs one of the events set forth in the "Description of New Notes" section of this prospectus under the heading "Form of New
                            Notes." Instead, beneficial interests in the new notes will be shown on, and transfers of these in-terests will be effected only through, records maintained in book-entry form by DTC and its par-ticipants.

                 Summary Historical Consolidated Financial Data

                   (dollars in millions, except per ton data)

  The following summary historical consolidated financial data have been derived from, and should be read in conjunction with, the consolidated financial statements of AK Steel Holding Corporation included in its Annual Report on Form 10-K for the year ended December 31, 1998 and its Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

  There is no summarized financial information included for AK Steel because there is no substantial difference in the operations of AK Steel and AK Holding and because the debt of AK Steel is fully and unconditionally guaranteed by AK Holding. AK Holding has no independent operations.

                                                               Three Months
                                Years Ended December 31,      Ended March 31,
                               ----------------------------  ------------------
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------  --------
Statement of Operations Data:
Net sales....................  $2,301.8  $2,440.5  $2,393.6  $  588.2  $  632.2
Cost of products sold........   1,846.5   1,964.5   1,963.4     483.6     521.5
Selling and administrative
 expenses....................     114.7     114.8     118.8      29.2      30.2
Depreciation.................      76.1      79.8      97.8      21.2      33.2
Operating profit.............     264.5     281.4     213.6      54.2      47.3
Interest expense.............      39.8      76.3      56.0      15.7      24.7
Other income.................      12.3      36.4      18.6       6.9       3.2
Income before income taxes ..     237.0     241.5     176.2      45.4      25.8
Provision for income taxes...      91.1      90.6      61.7      17.0      (1.8)
Net income...................  $  145.9  $  150.9  $  114.5  $   28.4  $   27.6
                                   As of December 31,         As of March 31,
                               ----------------------------  ------------------
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------  --------
Balance Sheet Data:
Cash, cash equivalents, and
 short-term investments......  $  739.3  $  606.1  $   83.0  $  576.2  $  498.2
Working capital..............   1,005.1     658.2     276.1     643.2     386.7
Total assets.................   2,650.8   3,084.3   3,306.3   3,211.8   3,771.4
Current portion of long-term
 debt(1).....................       --        --        --        --      325.0
Long-term debt (excluding
 current portion)............     875.0     997.5   1,145.0   1,145.0   1,280.0
Current portion of pension
 and postretirement benefit
 obligations.................       0.1       0.1       0.1       0.1       --
Long-term pension and
 postretirement benefit
 obligations (excluding
 current portion)............     564.9     554.1     572.6     560.5     578.2
Stockholders' equity.........  $  777.0  $  879.6  $  929.5  $  872.3  $  952.9
                                                               Three Months
                                Years Ended December 31,      Ended March 31,
                               ----------------------------  ------------------
                                 1996      1997      1998      1998      1999
                               --------  --------  --------  --------  --------
Other Data:
Ratio of earnings to combined
 fixed charges(2)............       4.6x      2.9x      2.0x      2.1x      1.5x
EBITDA (as defined)(3).......  $  355.4  $  399.7  $  330.0  $   82.3  $   83.7
Ratio of EBITDA (as defined)
 to interest expense(4)......       6.7x      3.8x      2.9x      2.9x      2.4x
Operating profit per ton ....  $     60  $     61  $     46  $     50  $     37
Capital investments..........  $  141.6  $  636.5  $  772.6  $  197.3  $   84.1
Flat rolled shipments
 (thousands of tons).........     4,383     4,647     4,602     1,088     1,274

--------
Footnotes appear on following page.

Notes:

(1) Proceeds from the sale of AK Steel's 7 7/8% Senior Notes Due 2009 were invested in short-term U.S. government obligations prior to being used to finance the redemption on April 1, 1999 of $325.0 million in principal amount of AK Steel's 10 3/4% Senior Notes Due 2004 at an aggregate cost of $338.1 million.

(2) For the purpose of calculating the ratio of earnings to combined fixed charges,

    (a) earnings consist of income before income taxes, extraordinary items and effects of accounting change, the distributed income of less than 50%-owned affiliates, plus fixed charges and

    (b) combined fixed charges consist of interest, whether expensed or capitalized, and preferred stock dividends.

  For two of the three months ended March 31, 1999, interest expense was included for both the 7 7/8% Senior Notes Due 2009 and the 10 3/4% Senior Notes Due 2004.

(3) EBITDA, an acronym that stands for earnings before interest expense, provision for income taxes, depreciation and amortization, is a widely accepted indicator of a company's ability to service its debt. EBITDA does not represent net income or cash flow from operations as those items are defined by generally accepted accounting principles. It should not be considered by holders of the notes as an alternative to net income and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. The indenture governing the notes employs a modified definition of EBITDA, under which non-cash post-employment benefits, other than pensions, and non-cash special charges are added to earnings. The indenture provides for the addition of these amounts because

    (a) a component of retiree medical expense is a non-cash item, representing an estimate of future medical costs, and

    (b) some of AK Steel's special charges are non-cash items.

  EBITDA (as defined) is calculated under the indenture as follows:

                                          Years Ended December  Three Months
                                                  31,          Ended March 31,
                                          -------------------- ---------------
                                           1996   1997   1998   1998    1999
                                          ------ ------ ------ ------- -------
   Net income............................ $145.9 $150.9 $114.5 $  28.4 $  27.6
   Plus: Provision for income taxes......   91.1   90.6   61.7    17.0    (1.8)
      Depreciation.......................   76.1   79.8   97.8    21.2    33.2
      Interest expense...................   39.8   76.3   56.0    15.7    24.7
      Noncash OPEB.......................    2.5    2.1    --      --      --
                                          ------ ------ ------ ------- -------
   EBITDA (as defined)................... $355.4 $399.7 $330.0 $  82.3 $  83.7

   Thus, EBITDA, as defined and used in the indenture and as shown in this table, is not comparable to similarly titled measures used by other companies. A full definition of the term "EBITDA", as used in the indenture, appears under the heading "Defined Terms" in the "Description of New Notes" section of this prospectus. Under the indenture, subject to limited exceptions, AK Steel may not incur additional indebtedness unless the ratio of pro forma consolidated EBITDA (as defined) to interest expense would be greater than 2.5 to 1.0.

(4) For the purpose of calculating the ratio of EBITDA (as defined) to interest expense, interest expense consists of interest, whether expensed or capitalized, amortization of debt issuance costs and dividends on any preferred stock that may be issued.

                                  RISK FACTORS

  You should carefully consider the risks described below before making a decision to tender your old notes for exchange.

We are substantially leveraged, which could adversely affect our ability to fulfill our obligations under the notes.

  Our substantial outstanding debt has important consequences to you, including the risk that we may not generate sufficient cash flow from operations to pay principal and interest on our indebtedness, including the notes, or to invest in our businesses.While we can raise cash to satisfy our obligations through potential sales of assets or equity, our ability to raise funds by selling either assets or equity depends on our results of operations, market conditions, restrictions contained in the indentures relating to the notes and our other outstanding senior notes and other factors. If we are unable to refinance indebtedness or raise funds through sales of assets or equity or otherwise, we may be unable to pay principal of and interest on the notes.

  At March 31, 1998, we had total outstanding consolidated long-term debt of approximately $1.28 billion, including approximately $250.0 million of secured debt, and stockholders' equity of $952.9 million. Our interest expense was $56.0 million for the year ended December 31, 1998 and $24.7 million for the three months ended March 31, 1999. Upon consummation of the merger with Armco, we will assume approximately $225.0 million of indebtedness under the Armco senior notes. While none of our outstanding debt ranks senior to the notes, our secured debt will effectively rank senior to the notes to the extent of the collateral securing that indebtedness. In addition, the covenants contained in the indentures relating to the notes and our other outstanding senior notes, permit us to incur additional indebtedness under limited circumstances. Any additional indebtedness we may incur may rank equally with or junior to the notes and will not by its terms rank senior to the notes.

If a change of control occurs, we may be unable to repurchase your notes. This failure would constitute an event of default under the indenture relating to the notes and our other debt instruments.

  If a change of control as defined in the indenture relating to the notes occurs, we cannot assure you that we will have available, or be able to obtain, sufficient funds, or will be permitted by our debt instruments, to repurchase your notes. The indenture relating to the notes provides that if a change of control occurs, you will have the right to require us to repurchase your notes at 101% of their principal amount, plus any accrued and unpaid interest to the repurchase date. Our failure to repurchase your notes would constitute an event of default under the indenture, which would in turn constitute a default under the agreement governing our secured notes and the indentures governing our other outstanding senior notes. See "Description of New Notes--Change in Control Offer." If any of these events of default were to occur, we may be unable to pay the accelerated principal amount of and interest on the notes.

The liquidity of any market for the old notes could be adversely affected after completion of the exchange offer. In addition, there may be no active trading market for the new notes issued in the exchange offer.

  There has been no public market for the old notes. If most holders of the old notes tender their notes in the exchange offer, the liquidity for the old notes not tendered in the exchange offer could be adversely affected upon completion of the exchange offer. In addition, we cannot assure you with respect to:

  (1) the liquidity of any market for the new notes that may develop,

  (2) your ability to sell new notes or

  (3) the price at which you will be able to sell those new notes.

  If a public market were to exist, the new notes could trade at prices that might be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes, and our financial performance. We do not intend to list the new notes on any securities exchange or to seek approval for quotations through any automated quotation system. No active market for the new notes is currently anticipated. Credit Suisse First Boston Corporation and PNC Capital Markets, Inc., the initial purchasers of the old notes, have advised us that they currently anticipate making a secondary market for the new notes, but they are not obligated to do so. As a result, an active or liquid public trading market for the new notes may never develop.

There is limited support for our parent company's guarantee.

  The new notes will be unconditionally guaranteed on a senior basis by our parent company, AK Steel Holding Corporation. Our parent company derives all of its operating income and cash flow from our company and our outstanding common stock is its only material asset. The indenture governing the notes contains a covenant restricting our parent company from holding any assets other than securities of our company. Accordingly, its ability to perform on its guarantee will be dependent on our own financial condition and net worth.

We rely heavily on the automotive industry, which has experienced significant fluctuations in demand, and, therefore, our revenues in the future could decline.

  Our strategy depends upon continued growth in demand for premium quality coated and cold rolled carbon and stainless steel products, particularly from the automotive industry. Fluctuations in demand can adversely affect our operations and reduce margins and profitability. The domestic automotive industry has historically experienced significant fluctuations in demand, based on such factors as general economic conditions, interest rates and consumer confidence. In addition, strikes, lock-outs, work stoppages or other production interruptions in the automotive industry can adversely affect the demand for our products.

The failure to successfully negotiate renewals of our union contracts could adversely affect our ability to operate or reduce our profitability.

  As of December 31, 1998, we had approximately 5,800 active employees, of whom approximately 54% were represented by the Armco Employees Independent Federation, Inc., 17% by the United Steelworkers of America and 6% by the Oil, Chemical and Atomic Workers Union. A strike or work stoppage could adversely affect our ability to operate if we are unable to negotiate new agreements with our represented employees when the existing agreements expire in 2000 and 2001. Also, our profitability could be adversely affected if increased costs associated with any future contract are not recoverable through productivity improvements or price increases.

We face intense competition, which could significantly reduce our profitability.

  Competition within the steel industry is intense. This competition affects the prices that we can charge for our products, the utilization of our production facilities, our ability to sell higher value products and, ultimately, our profitability.

  In the sale of flat rolled carbon steel we compete primarily on the basis of product quality, responsiveness to customer needs and price with other integrated steel producers and, to a lesser extent, mini-mills. Mini-mills, which are relatively efficient, low-cost producers that produce steel from scrap in electric furnaces, have increased their ability to produce higher quality products, which has enabled them to become more competitive with integrated steel producers and, in periods of weak demand, has increased pressure on prices and margins. Moreover, U.S. carbon steel producers have historically faced significant competition from foreign producers, and the strength of the U.S. dollar relative to foreign currencies has heightened this competition in the United States in the past year.

  We are currently cold rolling, aluminum coating and marketing Series 400 stainless steel, at an annual rate of approximately 70,000 tons, for use in automotive exhaust systems. The Rockport Works is intended, in part, to enable us to substantially expand our presence in the market for flat rolled stainless steel, which is associated with higher margins than carbon steel, including the premium grades. Total domestic consumption of flat rolled stainless steel was over 1.7 million tons in 1997. We intend to cold roll and finish approximately 385,000 tons of stainless steel per year at the Rockport Works. However, because the high margins associated with stainless steel significantly reduce the relative impact of shipping costs on the producer, the domestic market for stainless steel is far more vulnerable to foreign imports and the adverse effects of a strengthening U.S. dollar than the market for carbon steel. Imports represented 20%, 20% and 21% of the domestic flat rolled stainless steel market in 1995, 1996 and 1997, respectively. In addition, there has been an increase in the capacity of foreign producers in recent years, resulting in downward pressure on domestic prices. It is difficult to predict the amount of stainless steel that will be imported into the U.S. in the future. Increased domestic and foreign production capacity and growth in imports will likely result in greater competition and have a negative impact on prices. Our ability to profitably sell our targeted quantity of flat rolled stainless steel in this environment will depend on our ability to finish high quality stainless steel at a cost that is equal to or below that of our principal competitors.

We are subject to significant potential liability and compliance costs due to environmental regulations governing the production of steel.

  Domestic steel producers, including our company, are subject to stringent federal, state and local laws and regulations relating to the protection of human health and the environment. Like other domestic steel producers, we have expended, and can be expected to expend in the future, substantial amounts for environmental control equipment. Our profitability could be significantly reduced as a result of unexpected increases in environmental control requirements or the incurrence of fines, penalties, remediation costs or other liabilities relating to violations or alleged violations of environmental laws and regulations.

We are vulnerable to the potential failure of computer systems to recognize the year 2000.

   In operating our business, we are dependent on information technology and process control systems that employ computers as well as embedded microprocessors. We also depend on the proper functioning of the business systems of third parties, including our suppliers and customers. Many computer systems and microprocessors can only process dates in which the year is represented by two digits. As a result, some of these systems and processors may interpret "00" incorrectly as the year 1900 instead of the year 2000. The failure of any of these systems to appropriately interpret the upcoming calendar year 2000 could have a material adverse effect on our financial condition, results of operations, cash flow and business prospects.

  We have assessed and are modifying or upgrading our business and process control systems to achieve year 2000 compliance. We also have taken steps to determine whether our principal suppliers and customers are or expect to be year 2000 compliant by the end of this year. Testing of our own systems, as well as electronic data interchange testing with these suppliers and customers, is expected to be substantially completed by September 30, 1999. We currently expect our costs for year 2000 compliance to total approximately $5.0 million. Additional expenditures beyond this amount could be required. Despite our efforts to be year 2000 compliant, our year 2000 program and the programs of third parties who do business with us may not be effective, and our estimates as to the timing and cost of completing our remediation program may not be accurate.

                      WHERE YOU CAN FIND MORE INFORMATION

  We are a wholly-owned subsidiary of AK Steel Holding Corporation, which has guaranteed the notes. As more fully described under the heading "Recent Developments," we have publicly announced the proposed merger of Armco, Inc. with and into our company. AK Holding and Armco file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy reports, statements or other information filed by AK Holding and Armco at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Copies of the SEC filings made by each of AK Holding and Armco are also available to the public from commercial document retrieval services and at the worldwide web site maintained by the SEC at "http://www.sec.gov." In addition, our company maintains a Web site at "http://www.aksteel.com" that contains additional information, including news releases about our business and operations.

  We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the new notes to be issued in the exchange offer. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto, because some of that information has been omitted from this prospectus in accordance with the SEC's rules and regulations. Statements made in this prospectus concerning the provisions of various documents are not necessarily all inclusive and we refer you to the copy of each of the documents filed as an exhibit to the registration statement for the full text of those provisions. Each of those statements is deemed qualified in its entirety by that reference. Unless otherwise indicated, steel industry data contained or incorporated by reference are derived from publicly available sources, including industry trade journals and SEC filings, which we have not independently verified.

  The SEC allows us to "incorporate by reference" into this prospectus information contained in another document that either AK Holding or Armco may have filed separately with the SEC and that is publicly available. The information so incorporated by reference is deemed to be part of this prospectus, except to the extent it has been superseded by information contained in this prospectus. We are incorporating by reference in this prospectus the reports listed below and any reports filed in the future by AK Holding with the SEC under Sections 12(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the completion of the exchange offer.

                AK HOLDING
                SEC FILINGS
            (FILE NO. 1-13696)                            PERIOD
            ------------------                            ------
Annual Report on Form 10-K, as amended by
 Form 10-K/A............................... Fiscal year ended December 31, 1998
Quarterly Report on Form 10-Q, as amended
 by Form 10-Q/A............................ Quarter ended March 31, 1999
Current Reports on Form 8-K................ Filed on July 21, 1999
                                            Filed on June 2, 1999
                                            Filed on May 24, 1999
                                            Filed on April 28, 1999
                                            Filed on April 15, 1999
                                            Filed on March 25, 1999
                                            Filed on February 17, 1999
                                            Filed on February 16, 1999
                                            Filed on February 3, 1999
Exhibit 1 to Form 8-A...................... Filed on February 5, 1996
             ARMCO SEC FILINGS
            (FILE NO. 1-873-2)                            PERIOD
            ------------------                            ------
Annual Report on Form 10-K................. Fiscal year ended December 31, 1998
Quarterly Report on Form 10-Q.............. Quarter ended March 31, 1999
Current Report on Form 8-K................. Filed on June 1, 1999

  You may obtain, without charge, copies of documents incorporated by reference in this document by requesting them in writing or by telephone from the appropriate party as follows:

  Alan H. McCoy                            Gary R. Hildreth
   Vice President, Public Affairs           Secretary
  AK Steel Holding Corporation             Armco Inc.
  703 Curtis Street                        One Oxford Centre
  Middletown, OH 45043-0001                301 Grant Street
  (513) 425-2826                           Pittsburgh, PA 15219-1415
                                           (415) 255-9800

                              RECENT DEVELOPMENTS

The Merger

  On May 20, 1999, AK Holding and AK Steel entered into an agreement with Armco under which Armco will be merged with and into AK Steel. The merger will be treated as a pooling of interests for accounting purposes.

  Consummation of the merger is subject to various conditions, including the expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, approval of the merger by the stockholders of both AK Steel and Armco and receipt of the requisite consents from state insurance departments having jurisdiction over Armco's insurance subsidiaries. We expect that the merger will be consummated by the end of the third quarter of 1999.

  We believe that, by combining the two companies into one, we will be able to offer a broader range of higher value-added products to a larger group of customers, assure a reliable source of high quality semi-finished stainless steel for finishing at our new Rockport Works facility, maximize the use of Armco's stainless steel melt capacity, achieve enhanced efficiencies at Armco's production facilities, and achieve substantial operating synergies and cost savings. In light of these anticipated benefits, Standard & Poor's has publicly stated that, upon completion of the merger, it will raise our corporate credit and senior debt ratings to "BB." See the "Unaudited Pro Forma Combined Condensed Financial Information" set forth on page .

Consent Solicitation

  On July 30, 1999, we received consents from holders of the notes required to effectuate proposed amendments to the indenture governing the notes. The proposed amendments are intended to facilitate the orderly conduct of our business, as well as the continued payment of regular dividends by AK Holding, following the merger. The proposed amendments are discussed in greater detail in the "Description of New Notes" section of this prospectus. We also have proposed and will implement similar amendments to the indenture governing our 9 1/8% Senior Notes Due 2006 as well as our senior secured notes. The proposed amendments will only become effective upon the consummation of the merger.

              SELECTED CONSOLIDATED AK HOLDING AND ARMCO UNAUDITED

                       PRO FORMA COMBINED FINANCIAL DATA
                  (dollars in millions, except per share data)

  The following unaudited pro forma financial information is presented for illustrative purposes only and is not indicative of the operating results or financial position that would have been achieved if the proposed merger of Armco into AK Steel had been consummated at the dates indicated, nor is that information necessarily indicative of future operating results of the combined company. All of the information should be read in conjunction with the historical financial statements and related notes contained in the annual, quarterly and other reports filed with the SEC by each of AK Holding and Armco. You should read the discussion under the heading "Recent Developments" for further information regarding the proposed merger.

                                                             Three Months Ended
                                   Years Ended December 31,       March 31,
                                  -------------------------- -------------------
                                    1996     1997     1998     1998      1999
                                  -------- -------- -------- --------- ---------
Statement of Operations Data:
Net sales.......................  $3,996.5 $4,237.4 $4,076.9 $ 1,026.7 $ 1,034.9
Operating profit................     334.2    384.1    363.6      81.1      77.5
Income from continuing
 operations.....................  $   88.6 $  176.6 $  205.9 $    43.9 $    45.0
Income from continuing
 operations per share of common
 stock(1):
 Basic..........................      0.82     1.86     2.19      0.46      0.47
 Diluted........................      0.90     1.79     2.14      0.45      0.47
Cash dividends per share of
 common stock(2)................       n/a      n/a      n/a       n/a       n/a
                                      As of December 31,       As of March 31,
                                  -------------------------- -------------------
                                    1996     1997     1998     1998      1999
                                  -------- -------- -------- --------- ---------
Balance Sheet Data:
Total assets....................  $4,646.9 $5,020.9 $5,189.2 $ 5,058.5 $ 5,592.5
Current portion of long-term
 debt...........................      27.2     38.2    116.9       7.0     330.9
Long-term debt (excluding
 current portion)...............   1,219.3  1,304.4  1,395.7   1,450.7   1,530.5
Current portion of pension and
 postretirement benefit
 obligations....................      65.8     68.0     65.5      68.0      65.4
Long-term pension and
 postretirement benefit
 obligations
 (excluding current portion)....   1,596.2  1,560.7  1,392.1   1,392.0   1,411.6
Preferred stock.................     130.4    130.4    130.4     130.4     130.4
Stockholders equity.............  $  864.3 $  981.1 $1,234.4 $ 1,111.4 $ 1.277.3
                                                             Three Months Ended
                                   Years Ended December 31,       March 31,
                                  -------------------------- -------------------
                                    1996     1997     1998     1998      1999
                                  -------- -------- -------- --------- ---------
Other Data--
Ratio of earnings to combined
 fixed charges(3)...............    2.8x     2.6x     2.5x     2.3x      1.9x

--------

(1) On November 17, 1997, AK Holding effected a two-for-one common stock split. Per share data for prior periods have been restated for this stock split.
(2) AK Holding has paid quarterly dividends on its common stock since November 15, 1995. Dividends of $0.075 per share, on a post-split basis, were paid in each of the first three quarters of 1996. Dividends of $.10 per share, on a post-split basis, were paid in the fourth quarter of 1996 and each of the first three quarters of 1997. Beginning with the fourth quarter of 1997, quarterly dividends have been paid at the rate of $0.125 per share. Armco has not paid any dividends on its common stock since 1990. The payment of dividends on the common stock of AK Holding in the future will be determined by its board of directors and will depend on business conditions, AK Holding's financial condition and earnings and other factors.
(3) For the purpose of calculating the ratio of earnings to combined fixed charges, (a) earnings consist of income before income taxes, extraordinary items and effects of accounting changes, the distributed income of less than 50%-owned affiliates, plus fixed charges and (b) combined fixed charges consist of interest, whether expensed or capitalized, and preferred stock dividends.

                                USE OF PROCEEDS

  This exchange offer does not involve the sale of securities for cash and, accordingly, we will not receive any proceeds from the issuance of the new notes in exchange for the old notes. The net proceeds from the sale of the old notes were approximately $439.0 million, after deducting the discount to the initial purchasers and other offering expenses that are payable by us. We used these monies to finance the approximately $338.1 million cost of redeeming our 10 3/4% Senior Notes Due 2004 on April 1, 1999 and will use the balance for general corporate purposes.

                                 CAPITALIZATION

  The following table sets forth the consolidated capitalization of AK Steel Holding Corporation, including our company, at March 31, 1999 as adjusted to give pro forma effect to the redemption on April 1, 1999 of our 10 3/4% Senior Notes Due 2009. The information presented below should be read in conjunction with the consolidated financial statements included in AK Steel Holding Corporation's 1998 Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

                                                          As Adjusted
                                                         March 31, 1999
                                                        ------------------
                                                        (amounts in millions)
Cash and short-term investments(1).....................    $       152.1
                                                           =============
Long-term debt(2):
  Senior Secured Notes Due 2004........................    $       250.0
  10 3/4% Senior Notes Due 2004........................              --
  9 1/8% Senior Notes Due 2006.........................            550.0
  7 7/8% Senior Notes Due 2009.........................            450.0
  Other(3).............................................             30.0
                                                           -------------
    Total long-term debt...............................          1,280.0
                                                           -------------
Stockholders' equity:
  Common stock--authorized 200,000,000 shares;
   64,132,912 shares issued; 59,267,105 shares
   outstanding.........................................              0.6
  Additional paid-in capital...........................            725.9
  Treasury stock--at cost--4,845,499 shares............            (88.2)
  Retained earnings....................................            302.6
                                                           -------------
    Total stockholders' equity.........................            940.9
                                                           -------------
      Total capitalization.............................    $     2,220.9
                                                           =============

--------
(1) Does not reflect the payment on April 1, 1999 of accrued interest on the 10 3/4% Senior Notes Due 2004.
(2) At March 31, 1999, we had no short-term debt outstanding and no current obligations in respect of our long-term debt. We have a receivables purchase and servicing agreement with a group of banks providing for an aggregate financing commitment as of March 31, 1999 of $200.0 million, inclusive of letters of credit. At March 31, 1999, letters of credit aggregating $35.9 million were outstanding under this facility.
(3) Consists of tax-exempt industrial development bond obligations due in 2027, 2028 and 2029.

                    DESCRIPTION OF OUTSTANDING INDEBTEDNESS

The Secured Notes

  We have outstanding a total of $250.0 million principal amount of our secured notes. The secured notes bear interest at annual rates ranging from 8.48% to 9.05%, with a weighted average rate of 8.72%. The principal of the secured notes is payable in four consecutive annual installments of $62.5 million commencing in December 2001 with the final installment due in December 2004. The secured notes are secured by a first priority lien on the continuous cold mill and hot dip galvanizing line at our Rockport Works and a first mortgage on the approximately three acres of land upon which those two components have been constructed. The secured notes may be prepaid, in whole or in part, at any time, at our option, at 100% of their principal amount plus a customary "make-whole" premium equal to the excess, if any, of:

  (1) the discounted value of the remaining scheduled payments with respect to the principal amount of the secured notes to be prepaid, over

  (2) the principal amount of those secured notes.

If the secured notes were repaid in full on July 23, 1999, the amount of this make-whole premium would have been $16.7 million.

  The secured notes are subject to the terms of a note purchase agreement containing covenants substantially similar to those contained in the indenture governing the old notes and new notes.

  In addition, the note purchase agreement requires that we maintain consolidated net worth of not less than the sum of $500.0 million plus an aggregate amount equal to 25% of consolidated net income for each completed fiscal year beginning after December 31, 1996. We also must maintain a ratio of consolidated debt to consolidated capitalization of not more than .65 to 1.00 through December 31, 2001 and .55 to 1.00 thereafter until repayment in full of the secured notes. These financial covenants are based on specific definitions of the foregoing financial terms, which are set forth in the note purchase agreement. The secured notes are subject to events of default that are substantially similar to those applicable to the notes.

The 9 1/8% Notes

  Our 9 1/8% Senior Notes Due 2006, of which $550.0 million aggregate principal amount are outstanding, are non-callable prior to December 15, 2001. Thereafter, the 9 1/8% notes are callable at our option at an initial redemption price of 104.56% of their principal amount, declining annually thereafter to 100% on and after December 15, 2004, together with accrued interest to the redemption date. The 9 1/8% notes include change in control repurchase provisions that are identical to those applicable to the old notes and new notes and have the benefit of a guarantee by our parent company that is identical to its guarantee of the old notes and new notes. The indenture relating to the 9 1/8% notes contains covenants substantially similar to those contained in the indenture governing the old notes and new notes. The 9 1/8% notes also are subject to events of default that are identical to those applicable to the old notes and new notes.

Accounts Receivable Facility

  A wholly-owned special purpose subsidiary of our company is party to a receivables purchase and servicing agreement with a group of banks, providing for an aggregate financing commitment from and after January 15, 1999 of $200.0 million, inclusive of letters of credit outstanding as of March 31, 1999 in the aggregate amount of $35.9 million. The banks' commitments will expire December 31, 2003. This subsidiary purchases our accounts receivable from us. It funds those purchases with cash collections on the purchased accounts receivable and the proceeds realized from selling interests in those accounts receivable to the participating banks. We act as servicer of the accounts receivable, including processing collections. At March 31, 1998, the participating banks had no interests in any of our outstanding accounts receivable and our special purpose subsidiary held a pool of eligible accounts receivable that was sufficient to fully utilize the commitments of the banks.

                               THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer


  We sold the old notes on February 10, 1999 in a private placement. Therefore, we did not register the old notes under the Securities Act. However, we entered into the registration rights agreement for the benefit of the purchasers of the old notes. That agreement requires that we file a registration statement under the Securities Act with respect to an issue of new notes having terms that are identical to those of the old notes and, upon the effectiveness of the registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of the new notes. The new notes will be issued without a restrictive legend and, except as set forth below, may be reoffered and resold without restrictions or limitations under the Securities Act. After we complete the exchange offer, our obligations under the registration rights agreement will terminate, except as provided in the last paragraph of this section. As a result of the timely filing and effectiveness of the registration statement of which this prospectus is a part, assuming we complete the exchange offer by September 8, 1999, the prospective increases in the interest rate on the old notes that were provided for in the registration rights agreement will not occur.

  Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, if you are not our "affiliate" within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that the new notes you receive in the exchange offer may be offered for sale, sold and otherwise transferred by you, without compliance with the registration and prospectus delivery provisions of the Securities Act. This interpretation, however, is based on your representation that:

    (1) the new notes you receive in the exchange offer will be acquired by you in the ordinary course of your business; and

    (2) you are not engaging in, do not intend to engage in, and have no arrangement or understanding with any other person to participate in, a distribution of those new notes.

  If you tender your old notes in the exchange offer for the purpose of participating in a distribution of the new notes that you will receive, you cannot rely on this interpretation by the staff of the SEC. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. If you are a broker-dealer and receive new notes in the exchange offer for your own account in exchange for old notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those new notes. See "Plan of Distribution."

  If, because of your particular circumstances, new notes that you received cannot be freely resold by you or if you are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing additional required information, to have your old notes registered in a "shelf" registration statement on an appropriate form pursuant to Rule 415 under the Securities Act. In the event that we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of two years or a shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See "--Procedures for Tendering."

Terms of the Exchange Offer

  Upon satisfaction or waiver of the conditions of the exchange offer set forth in this prospectus and in the accompanying letter of transmittal, we will accept all old notes that are validly tendered and not withdrawn prior to 5:00 p.m. New York City time, on the expiration date. After authentication of the new notes by the trustee, we will issue and deliver $1,000 principal amount of new notes in exchange for each $1,000 principal amount of outstanding old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer in denominations of $1,000 and integral multiples of $1,000.

  By tendering old notes in exchange for new notes and by executing the letter of transmittal, you will represent to us that:

    (1) you are not our affiliate, as defined under Rule 405 of the Securities Act,

    (2) any new notes that you receive in the exchange offer will be acquired by you in the ordinary course of your business, and

    (3) you have no intention to distribute, and have no arrangement or understanding with any person to participate in the distribution of, the new notes you acquire.

  The form and terms of the new notes are the same as those of the old notes, except that the new notes to be issued in the exchange offer have been registered under the Securities Act and will not bear legends restricting their transfer. The new notes will be issued pursuant to, and entitled to the benefits of, the same indenture that governs the old notes. The new notes and the old notes will be deemed one issue of notes under that indenture.

  As of the date of this prospectus, $450,000,000 aggregate principal amount of old notes is outstanding. In connection with the issuance of the old notes, we arranged for the old notes to be issued and transferable in book-entry form through the facilities of DTC, acting as a depositary. The new notes will also be issuable and transferable in book-entry form through DTC.

  This prospectus, together with the accompanying letter of transmittal, is initially being sent to all registered holders of the old notes as of the close
of business on     , 1999. The exchange offer is not conditioned upon any
minimum aggregate principal amount of old notes being tendered. However, the exchange offer is subject to customary conditions which may be waived by us, and to the terms and provisions of the registration rights agreement. See "-- Conditions to the Exchange Offer" for a detailed description of those conditions.

  We will be deemed to have accepted validly tendered old notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will receive the new notes from us and deliver them to the tendering holders.

  If we do not accept any tendered old notes for exchange because of an invalid tender or because the conditions to the exchange offer have not been met, certificates for any old notes that were not accepted will be returned, at our cost, to the tendering holder as promptly as practicable after the expiration date.

  You will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of your old notes pursuant to the exchange offer. We will pay all charges and expenses, other than specified taxes, in connection with the exchange offer.

Expiration Date; Extensions; Amendments

  The exchange offer will expire at 5:00 p.m., New York City time, on     ,
1999, unless we determine, in our sole discretion, to extend the exchange offer, in which case it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, although we reserve the right to do so. If we determine to extend the exchange offer, we do not
intend to extend it beyond     , 1999. If we extend the exchange offer, we will
give oral or written notice of the extension to the exchange agent and give each registered holder notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

  We also reserve the right, in our sole discretion,

    (1) to delay accepting any old notes or, if any of the conditions set forth below under "--Conditions" have not been satisfied or waived, to terminate the exchange offer or

    (2) to amend the terms of the exchange offer in any manner,

by giving oral or written notice of such delay, termination or amendment to the exchange agent, and by complying with Rule 14e-1(d) under the Exchange Act to the extent that rule applies.

  We acknowledge and undertake to comply with the provisions of Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer. We will notify you as promptly as we can of any extension, termination or amendment.

Interest on the New Notes

  Interest on the new notes will accrue from the last interest payment date on which interest was paid on the old notes surrendered in exchange therefor or, if no interest has been paid on the old notes, from February 10, 1999--the date of original issuance of the old notes.

Procedures for Tendering

  Book-Entry Interests

  The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

  If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date either:

    (1) a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

    (2) a computer-generated message transmitted by means of DTC's Automated Tender Offer Program system and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

  In addition, in order to deliver old notes held in the form of book-entry interests:

    (A) a timely confirmation of book-entry transfer of those notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described below under "--Book-Entry Transfer" must be received by the exchange agent prior to the expiration date; or

    (B) you must comply with the guaranteed delivery procedures described below.

  The method of delivery of old notes and the letter of transmittal and all other required documents to the exchange agent is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure delivery to the exchange agent before the expiration date. You should not send the letter of transmittal or old notes to us. You may request your broker, dealer, commercial bank, trust company, or nominee to effect the above transactions for you.

  Certificated Old Notes

  Only registered holders of certificated old notes may tender those notes in the exchange offer. If your old notes are certificated notes and you wish to tender those notes for exchange pursuant to the exchange offer, you must transmit to the exchange agent on or prior to the expiration date, a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under "--Exchange Agent." In addition, in order to validly tender your certificated old notes:

    (1) the certificates representing your old notes must be received by the exchange agent prior to the expiration date or
    (2) you must comply with the guaranteed delivery procedures described below.

  Procedures Applicable to All Holders

  If you tender an old note and you do not withdraw the tender prior to the expiration date, you will have made an agreement with us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

  If your old notes are registered in the name of a broker, commercial bank, trust company or other nominee and you wish to tender your notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, prior to completing and executing the letter of transmittal and delivering your old notes, you must either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

  Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

    (A) old notes tendered in the exchange offer are tendered either

      (1) by a registered holder who has not completed the box entitled "Special Registration Instructions" or "Special Delivery Instructions" on the letter of transmittal or

      (2) for the account of an eligible institution; and

    (B) the box entitled "Special Registration Instructions" on the letter of transmittal has not been completed.

  If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

  If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.

  If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

  We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. This determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

  You must cure any defects or irregularities in connection with tenders of your old notes within the time period we will determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your notes will be returned to you if:

    (1) you improperly tender your old notes;

    (2) you have not cured any defects or irregularities in your tender; and

    (3) we have not waived those defects, irregularities or improper tender.

The exchange agent will return your notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

  In addition, we reserve the right in our sole discretion to:

    (1) purchase or make offers for, or offer new notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;

    (2) terminate the exchange offer; and

    (3) to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

  The terms of any of those purchases or offers may differ from the terms of the exchange offer.

  In all cases, issuance of new notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

  Guaranteed Delivery Procedures

  If you desire to tender your old notes and your old notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

    (1) you tender through an eligible financial institution;

    (2) on or prior to 12:00 Midnight, New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

    (3) the certificated for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the date of execution of the notice of guaranteed delivery.

  The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

    (1) your name and address;

    (2) the amount of old notes you are tendering; and

    (3) a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

      (A) the certificates for all certificated old notes being tendered, in proper form for transfer or a book-entry confirmation of tender;

      (B) a written or facsimile copy of the letter of transmittal, or a book-entry confirmation instead of the letter of transmittal; and

      (C) any of the documents required by the letter of transmittal.

Book-Entry Transfer

  The exchange agent will establish an account with respect to the book-entry interests at DTC for purposes of the exchange offer promptly after the date of this prospectus. You must deliver your book-entry interest by book-entry transfer to the account maintained by the exchange agent at DTC. Any financial institution that is a participant in DTC's systems may make book-entry delivery of book-entry interests by causing DTC to transfer the book-entry interests into the exchange agent's account at DTC in accordance with DTC's procedures for transfer.

  If one of the following situations occur:

    (1) you cannot deliver a book-entry confirmation of book-entry delivery of your book-entry interests into the exchange agent's account at DTC; or

    (2) you cannot deliver all other documents required by the letter of transmittal to the exchange agent prior to the expiration date,

then you must tender your book-entry interests according to the guaranteed delivery procedures discussed above.

Withdrawal Rights

  You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

  For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission notice of withdrawal at its address set forth below under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date.

  The notice of withdrawal must:

    (1) state your name;

    (2) identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amount of withdrawn notes;

    (3) be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

    (4) specify the name in which the old notes are to be registered, if different from yours.

  We will determine all questions regarding the validity, form, and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes which have been tendered for exchange but which are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender, or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under "--Procedures for Tendering" above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

  Notwithstanding any other term of the exchange offer, we will not be required to accept any old notes for exchange, or to exchange new notes for any old notes, and we may terminate or amend the exchange offer before the acceptance of the old notes if:

    (1) the exchange offer, or the making of any exchange by a holder, violates any applicable law or any applicable interpretation of the staff of the SEC, or

    (2) any action or proceeding is instituted or threatened in any court or by or before any governmental agency or body to enjoin or obtain damages in respect of the exchange offer, or that can reasonably be expected to impair our ability to proceed with the exchange offer.

If we determine that either of these events or circumstances has occurred or exists, we may:

    (1) refuse to accept any old notes and return to the holders any old notes that have been tendered, or

    (2) extend the exchange offer and retain all old notes tendered prior to the original expiration date of the exchange offer, subject to the rights of the holders of those notes to withdraw them, or

    (3) waive the condition and accept all properly tendered old notes that have not been withdrawn.

  The exchange offer is not conditioned on any minimum aggregate principal amount of old notes being tendered for exchange.

Exchange Agent

  Fifth Third Bank, the trustee under the indenture, has been appointed as exchange agent for the exchange offer. In that capacity, the exchange agent has no fiduciary duties and will be acting solely on the basis of our directions. Questions, requests for assistance and requests for additional copies of this prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

  By registered or certified mail                Fifth Third Bank
  or by overnight courier:                     Attention: Geoff Clark
                                               Corporate Trust Operations
                                               ML 10AT66
                                               38 Fountain Square Plaza
                                               Cincinnati, Ohio 45263

  By hand delivery:                            Fifth Third Bank
                                               Attention: Geoff Clark
                                               Corporate Trust Operations
                                               580 Walnut Street - 4th Floor
                                               Cincinnati, Ohio 45202


  Facsimile transmission:                      (513) 744-8909

  Information or confirmation by telephone:    (513) 579-5320

  Delivery to an address or facsimile number other than those listed above will not constitute a valid delivery.

Accounting Treatment

  The exchange notes will be recorded at the same carrying value as the old notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by our company as a result of the consummation of the exchange offer. The expenses of the exchange offer will be amortized by us over the remaining term of the notes issued in the exchange offer.

Consequences of Failure to Exchange

  After we complete the exchange offer, if you have not tendered your old notes, you will not have any further registration rights, except as set forth above. Your old notes will continue to be subject to restrictions on transfer. Therefore, the liquidity of the market for your old notes could be adversely affected upon completion of the exchange offer if you do not participate in the exchange offer. See the "Risk Factors" section of this prospectus under the heading "The liquidity of any market for the old notes could be adversely affected after completion of the exchange offer."

                            DESCRIPTION OF NEW NOTES

  You can find the definitions of terms used in this description under the subheading "Defined Terms." In this section, the words "we," "our," "our company" and "us" refer only to AK Steel Corporation, as a separate entity, and do not include our parent company, AK Steel Holding Corporation, or any of our subsidiaries. For convenience, and to more readily distinguish it from AK Steel, we refer to AK Steel Holding Corporation in this description of the notes as "AK Holding."

  We will issue the new notes under the indenture we entered into with Fifth Third Bank, as trustee in connection with the issuance of the old notes. A copy of the indenture has been filed as an exhibit to the registration statement of which this prospectus is a part. The terms of the new notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

  The following description of the notes is only a summary of the material provisions of the indenture as currently in effect. We urge you to read the indenture because that document, and not this description, defines your rights as holders of the notes. You may obtain a copy of the indenture by following the procedures set forth under "Where You Can Find More Information."

  On July 19, 1999, we began soliciting consents from the holders of the notes to proposed amendments to the indenture governing the notes. The proposed amendments are intended to facilitate the orderly conduct of our business, as well as the continued regular payment of dividends by AK Holdings, following the Armco merger. The material terms of the proposed amendments are summarized at the end of this description of the notes.

  Any reference to "notes" in this section refers to both old notes and new notes, unless the context otherwise requires.

Brief Description of the New Notes and the AK Holding Guarantee

  The new notes:
    .  are our senior unsecured obligations;
    . rank equally in right of payment with all of our senior unsecured debt;
    .  rank senior in right of payment to all of our subordinated debt;
    . are effectively junior to all of our secured obligations, including the $250.0 million of our outstanding senior secured notes, to the extent of the collateral securing those obligations; and
    .  are unconditionally guaranteed by our parent company, AK Holding.

  The AK Holding guarantee:
    .  is a senior unsecured obligation of AK Holding;
    . ranks equally in right of payment with all of AK Holding's senior unsecured debt;
    . ranks senior in right of payment to all of AK Holding's subordinated debt; and
    . is effectively junior to all of its secured obligations, to the extent of the collateral securing those obligations.

  At March 31, 1999, after giving pro forma effect to the redemption on April 1, 1999 of our outstanding 10 3/4% Senior Notes Due 2004, the aggregate principal amount of our outstanding senior debt was approximately $1.28 billion, of which $250.0 million was secured. All but $30 million of our senior debt is guaranteed by AK Holding. In addition, upon consummation of the merger, we will assume approximately $225.0 million of Armco indebtedness under the Armco senior notes.

Principal, Maturity and Interest

  We will issue new notes with a maximum aggregate principal amount of $450 million in denominations of $1,000 and any integral multiple of $1,000. The notes will mature on February 15, 2009.

  Interest on the new notes will accrue at the rate of 7 7/8% per annum and will be payable semi-annually on February 15 and August 15 of each year, commencing on August 15, 1999. We will make each interest payment to the holders of record of the notes on the immediately preceding February 1 and August 1.

  Interest on the new notes will accrue from February 10, 1999 or, if interest has already been paid, from the date it was most recently paid. If you tender your old notes and they are accepted for exchange, you will receive accrued interest on your old notes to, but not including, the date of issuance of the new notes. This interest will be payable with the first interest payment on the new notes and you will not receive any payment in respect of interest on your old notes accrued after the issuance of your new notes. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

  Except as set forth below, we will not be entitled to redeem the new notes at our option prior to February 15, 2004.

  The new notes will be redeemable at our option, at any time on or after February 15, 2004 as a whole or from time to time in part, upon not less than 30 nor more than 60 days' notice mailed to each holder of new notes to be redeemed at the holder's address appearing in the register, at the following redemption prices expressed as percentages of principal amount, if redeemed during the 12-month period beginning February 15 of the years indicated below:

                                                                      Redemption
       Year                                                             Price
       ----                                                           ----------
       2004..........................................................  103.938%
       2005..........................................................  102.625%
       2006..........................................................  101.313%
       2007 and thereafter...........................................  100.000%

together in the case of any such redemption with accrued interest, if any, to the redemption date.

  In addition, at any time and on more than one occasion prior to February 15, 2002, we may redeem up to $157.5 million aggregate principal amount of the outstanding notes with the proceeds of one or more Public Equity Offerings, at a redemption price of 107.875% of the principal amount of the notes redeemed plus accrued interest to the redemption date, provided that:

  (1) at least $292.5 million aggregate principal amount of the notes remains outstanding immediately after each redemption, other than notes held, directly or indirectly, by us or our affiliates; and

  (2) each redemption occurs within 60 days after the completion of the related Public Equity Offering.

  If less than all of the outstanding notes are to be redeemed, the notes will be chosen for redemption by the trustee and the depository on a pro rata basis or by lot or by a method that complies with applicable legal requirements and stock exchange rules.

Change in Control Offer

  If a Change of Control occurs, you will have the right to require us to repurchase all or any part, equal to $1,000 or an integral multiple of $1,000, of your notes on the date specified in the Change of Control notice, which may not be earlier than 45 days nor latter than 60 days from the date the Change of Control notice is mailed or required to be mailed. In the Change of Control offer, we will offer cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the repurchased notes, if any, to the payment date. Within 30 days following any Change of Control, we will mail a notice to you describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the payment date specified in the Change of Control notice. The procedures for this purchase will be described in the notice. We will comply with all applicable federal and state securities laws in connection with the repurchase of the notes as a result of a Change of Control.

  If a Change in Control offer is made, there can be no assurance that we will have funds sufficient to pay the purchase price for all the notes that might be delivered by holders seeking to accept the Change in Control offer. See the "Risk Factors" section of this prospectus under the heading "We are substantially leveraged which could affect our ability to fulfill our obligations under the notes." Our failure to repurchase notes in accordance with this provision would constitute an event of default under the indenture. See "--Events of Default."

Guarantees

  AK Holding will guarantee our payment and performance of the Obligations and will pay all expenses, including fees and disbursements of counsel, paid or incurred by the trustee or the holders of the notes in enforcing their rights under that guarantee. The guarantee will be a senior unsecured obligation of AK Holding and will rank equally with its other senior unsecured Debt.

  AK Holding's principal asset is the outstanding common stock of AK Steel, and virtually all of AK Holding's operations are conducted through AK Steel. Under the indenture, AK Holding has agreed not to engage in any activities other than owning outstanding securities of AK Steel as well as those activities incidental to its status as a public company, and not to incur any liabilities other than those relating to its guarantee of the notes and certain other indebtedness of AK Steel as well as those liabilities incidental to its status as a public company. See "--Material Covenants--Restrictions on Activities of AK Holding."

  At present, none of AK Steel's operations is conducted through subsidiaries and, therefore, none of AK Steel's existing subsidiaries is a guarantor of the notes. Under the indenture as currently in effect, if in the future any operations of AK Steel were conducted through a subsidiary, other than a Non-Recourse Subsidiary, that subsidiary would be required to guarantee the payment and performance of the Obligations on the same terms as, and on a basis that is joint and several with, AK Holding's guarantee. Upon consummation of the merger, Armco's subsidiaries will become subsidiaries of AK Steel and, unless classified as Non-Recourse Subsidiaries, would be required to guarantee the notes. However, all but one of Armco's existing subsidiaries would be excluded from the obligation to guarantee the notes if the proposed amendments to the indenture became effective.

See "--The Proposed Amendments--Definition of Non-Recourse Subsidiary and Guarantor Subsidiary."

  Claims of creditors of AK Steel's subsidiaries, including trade creditors, will have priority over creditors and equity holders of AK Steel, including holders of the notes. Although holders of the notes will be direct creditors of any subsidiary that guarantees the notes by virtue of that guarantee, existing or future creditors of that subsidiary could attempt to avoid or subordinate guarantees of the notes, in whole or in part, under fraudulent conveyance laws. To the extent any subsidiary's guarantee is avoided as a fraudulent conveyance or held unenforceable for any other reason, the holders of the notes would cease to be creditors of that subsidiary and would be solely creditors of AK Steel and of any other Guarantor Subsidiary whose guarantee was not voided or held unenforceable. Similarly, the notes will be effectively subordinated to the creditors of AK Steel's subsidiaries to the extent those subsidiaries are not Guarantor Subsidiaries.

Form of New Notes

  The certificates representing the new notes will be issued in fully registered form, without coupons. Except as described in the next paragraph, the new notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee in the form of a global note. Holders of the new notes will own book-entry interests in the global note evidenced by records maintained by DTC.

  Book-entry interests may be exchange for certificated notes of like tenor and equal aggregate principal amount, if

    (1) DTC notifies us that it is unwilling or unable to continue as depositary for the global securities or DTC at any time ceases to be a clearing agency registered under the Exchange Act,

    (2) we determine that the book-entry interests will no longer be represented by global notes and we execute and deliver to the trustee instructions to that effect or

    (3) a default has occurred that entitles the holders of the notes to accelerate their maturity and that default is continuing.

  As of the date of this prospectus, no certificated notes are issued and outstanding.

Material Covenants

  The indenture contains the following material covenants:

  Commission Reports. Even if AK Holding ceases to be subject to the reporting requirements of Section 13 of the Exchange Act, AK Holding must continue to file with the SEC and provide the trustee and holders of the notes with the same reports, information and other documents as are specified in Section 13 of the Exchange Act.

  Limitation on Liens. The indenture provides that we shall not, and shall not permit any of our subsidiaries to, create or permit to exist any lien upon any of their respective property or assets, now owned or subsequently acquired, securing any obligation unless concurrently with the creation of the lien effective provision is made to secure the notes equally and ratably with that obligation for so long as the obligation is subject to the lien. Any lien securing subordinated Debt must

    (1) be subordinated and junior to the lien securing the notes and

    (2) have the same or lesser relative priority as the subordinated Debt shall have with respect to the notes.

The preceding restrictions shall not require us or any of our subsidiaries to equally and ratably secure the notes if the lien consists of the following:

    (1) liens created by the indenture, liens existing as of the date on which the old notes were originally issued and liens to secure Debt in respect of our outstanding secured notes as described under "Description of Outstanding Indebtedness--The Secured Notes";

    (2) Permitted Liens;

    (3) liens to secure Debt issued by us for the purpose of financing all or a part of the purchase price of assets or property acquired or constructed after the date on which the old notes were originally issued, provided that

      (a) the aggregate principal amount or accreted value of Debt issued does not exceed the lesser of cost or fair market value, as determined in good faith by the board of directors of AK Holding, of the assets or property that are acquired or constructed,

      (b) either

             (x) the liens secure Debt permitted by clause (5) under the "Limitation on Debt" covenant or

             (y) the liens secure additional Debt which, at the time of determination on a pro forma basis, would not exceed, in the case of Normal Replacement Assets, 50%, or in the case of Special Assets, 100%, of the aggregate principal amount of Debt permitted at such time under the Consolidated EBITDA Coverage Ratio as set forth in the first paragraph of the "Limitation on Debt" covenant at an interest rate equal to the rate of interest on the additional Debt to be secured by the liens,

      (c) the liens do not encumber any other assets or property of our company or any of its subsidiaries other than the assets or property that are acquired or constructed or any improvement on those assets or property and

      (d) the liens attach to the assets or property within 90 days of the construction or acquisition of the assets or property;

    (4) liens on the assets or property of a subsidiary of our company existing at the time the subsidiary became a subsidiary, provided that the liens

      (a) were not issued as a result of, or in connection with or in anticipation of, the subsidiary becoming a subsidiary of our company, and

      (b) do not extend to or cover any other property or assets of our company or any of its other subsidiaries;

    (5) liens on the Inventory or accounts receivable of our company or any Significant Subsidiary that is a Guarantor Subsidiary securing Debt under any Permitted Credit Facility; provided that any lien on Intangible Property limits the rights of the holder of that lien to the use of the Intangible Property to manufacture, process and sell the Inventory with respect to which such holder has a lien;

    (6) liens securing industrial revenue or pollution control bonds issued by us, provided that

      (a) the aggregate principal amount of Debt secured by the liens does not exceed the lesser of cost or fair market value, as determined in good faith by the board of directors of AK Holding, of the assets or property financed by that Debt, and

      (b) the liens do not encumber any other property or assets of our company or any of its subsidiaries;

    (7) liens securing Debt issued to refinance Debt which has been secured by a lien permitted under the indenture and is permitted to be refinanced under the indenture, provided that the liens do not extend to or cover any property or assets of our company or any of its subsidiaries not securing the Debt that is refinanced, and the principal amount or accreted value of the Debt so secured is not increased except as otherwise permitted pursuant to the indenture;

    (8) liens on the Equity Interests, assets or property of a Non-Recourse Subsidiary securing Non-Recourse Debt; or

    (9) liens securing Debt which, together with all other Debt secured by liens, excluding Debt secured by liens permitted by clauses (1) through (8) above, at the time of determination do not exceed the greater of

      (x) $100.0 million and

      (y) 5% of Consolidated Net Tangible Assets of AK Holding, in each case, at any one time outstanding;

  provided that the Attributable Debt in connection with sale/leaseback transactions permitted under clause (3) of the "Limitation on Sale/Leaseback Transactions" covenant will be included in the determination and treated as Debt secured by a lien not otherwise permitted by clauses
  (1) through (8) above.

  For the avoidance of ambiguity, it is understood that liens referred to in clauses (1) through (9) of this covenant description may secure, in addition to the principal of and premium, if any, on Debt referred to in those clauses, interest and all other obligations on and in respect of that Debt.

  Limitation on Sale/Leaseback Transactions. The indenture provides that we shall not, and shall not permit any of our subsidiaries to, enter into, guarantee or otherwise become liable with respect to any sale/leaseback transaction unless at least one of the following conditions is satisfied:

    (1) the lease is between our company and a Wholly Owned Guarantor Subsidiary, or between Wholly Owned Guarantor Subsidiaries, provided that the provisions of this clause (1) shall no longer be applicable to that lease and the lease shall be deemed for purposes of this paragraph to constitute the entering into of a sale/leaseback transaction by the parties to the lease upon either

      (a) the transfer or other disposition by the Wholly Owned Guarantor Subsidiary of the lease to a person other than our company or another Wholly Owned Guarantor Subsidiary or

      (b) the issuance, sale, lease, transfer or other disposition of Equity Interests, including by consolidation or merger, of the Wholly Owned Guarantor Subsidiary to a person other than our company or another Wholly Owned Guarantor Subsidiary;

    (2) clauses (2) through (8) of the "Limitation on Liens" covenant would permit the creation of a lien on the property to secure Debt in an amount at least equal to the Attributable

  Debt in respect of the sale/leaseback transaction and our company or its subsidiary receives consideration at least equal to the fair market value, as determined in good faith by the board of directors of AK Holding, of the property transferred;

    (3) clause (9) of the "Limitation on Liens" covenant would permit the creation of a lien on the property to secure Debt at least equal to the Attributable Debt in respect of that sale/leaseback transaction and our company or subsidiary receives consideration at least equal to the fair market value, as determined in good faith by the board of directors of AK Holding, of the property transferred; or

    (4) the sale/leaseback transaction is treated as an Asset Disposition and all the conditions of the "Limitation on Sales of Assets and Equity Interests of Subsidiaries" covenant are satisfied with respect to that sale/leaseback transaction, without giving effect to the exceptions for Net Available Cash in amounts less than $25.0 million or $10.0 million, as set forth in the last paragraph of the "Limitation on Sales of Assets and Equity Interests of Subsidiaries" covenant.

  Limitation on Debt. The indenture provides that we shall not issue, directly or indirectly, any Debt unless, immediately after giving effect to the issuance of the Debt and the receipt and application of the proceeds of that Debt, the pro forma Consolidated EBITDA Coverage Ratio would be greater than 2.5 to 1.0.

  Notwithstanding the foregoing limitation, we may issue the following Debt:

    (1) Debt issued by us pursuant to Permitted Credit Facilities and guarantees by our company of obligations in respect of bonds or notes, in an aggregate principal amount not exceeding $60.0 million, payable solely from the proceeds of (a) taxes payable by us on real or depreciable personal property relating to the Rockport Works or (b) charges payable by us for sewer and water services relating to the Rockport Works and, to the extent that the taxes or charges are insufficient to make those payments, payments under the guarantees by our company; provided that the payments under the bonds or notes or the guarantees are not required to be prefunded by more than an aggregate amount equal to one year of debt service on those bonds or notes and are not subject to acceleration by the express terms of the bonds, notes or guarantees or otherwise;

    (2) Debt issued by us owed to and held by a Wholly Owned Subsidiary; provided that any subsequent issuance or transfer of any Equity Interests that results in the Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or any transfer of that Debt, other than to another Wholly Owned Subsidiary, shall be deemed, in each case, to constitute the issuance of that Debt by us;

    (3) The notes;

    (4) Debt outstanding on the date on which the old notes were originally issued, other than Debt described in clauses (1) or (2) of this covenant description;

    (5) Debt issued by us, whether or not secured by a lien, constituting all or a part of the purchase price of assets or property acquired or constructed after the date on which the old notes were originally issued; provided that Debt issued under this clause (5) in any calendar year shall not exceed in aggregate principal amount the sum of

      (a) $50.0 million for each of 1999, 2000 and 2001, and $35.0 million for each calendar year from and including 2002 to and including 2008 plus

      (b) the excess of the aggregate principal amount otherwise permitted to be issued under this clause (5) in all previous calendar years to and including the calendar year in which the old notes were originally issued less

      (c) the aggregate principal amount actually issued by us during that period under this clause (5);

    (6) Refinancing Debt in respect of any Debt permitted pursuant to the first paragraph of this covenant description or any Debt permitted pursuant to clause (3), (4) or (5) of this covenant description or this clause (6);

    (7) Obligations of our company pursuant to

      (a) interest rate swap or similar agreements designed to protect our company against fluctuations in interest rates in respect of our Debt to the extent the notional principal amount of that obligation does not exceed the aggregate principal amount of the Debt to which the interest rate contracts relate, and

      (b) foreign exchange or commodity hedge, exchange or similar agreements designed to protect our company against fluctuations in foreign currency exchange rates or commodity prices in respect of foreign exchange or commodity exposures incurred by us in the ordinary course of our business; or

    (8) Debt that is not otherwise permitted to be issued pursuant to clauses
  (1) through (7) of this covenant description in an aggregate principal amount which, together with (a) any other outstanding Debt issued by us pursuant to this clause (8) and (b) Debt issued and Preferred Equity Interests then outstanding and issued by our subsidiaries pursuant to clause (8) of the "Limitation on Debt and Preferred Equity Interests of Subsidiaries" covenant, does not exceed $100.0 million at any one time outstanding.

  Notwithstanding the foregoing, we may not issue any Refinancing Debt in respect of subordinated Debt unless the Refinancing Debt is subordinated to the notes to at least the same extent as the subordinated Debt.

  Limitation on Debt and Preferred Equity Interests of Subsidiaries. The indenture provides that we shall not permit any of our subsidiaries to issue, directly or indirectly, any Debt or Preferred Equity Interests except:

    (1) Debt or Preferred Equity Interests issued to and held by us or a Wholly Owned Subsidiary; provided that (a) any subsequent issuance or transfer of any Equity Interests that results in any such Wholly Owned Subsidiary ceasing to be a Wholly Owned Subsidiary or (b) any subsequent transfer of the Debt or Preferred Equity Interests, other than to our company or a Wholly Owned Subsidiary, shall be deemed, in each case, to constitute the issuance of those Debt or Preferred Equity Interests by the person that issued them;

    (2) Debt or Preferred Equity Interests, other than any described in clause (1) above, outstanding on the date on which the old notes were originally issued;

    (3) Debt or Preferred Equity Interests of a subsidiary of our company issued and outstanding on or prior to the date on which the subsidiary became our subsidiary, other than Debt or Preferred Equity Interests issued as consideration in, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which the subsidiary became our subsidiary;

    (4) Debt or Preferred Equity Interests issued to refinance Debt or Preferred Equity Interests referred to in clause (2) or (3) of this covenant description; provided that the Debt or Preferred Equity Interests that are issued

      (a) are in a principal amount, or have a liquidation value, that does not exceed the principal amount of, and premiums, if any, and accrued interest, or the liquidation value and premiums, if any, and accumulated dividends, with respect to the Debt or Preferred Equity Interests that are refinanced by application of the net proceeds of the Debt or Preferred Equity Interests so issued and reasonable fees, expenses, commissions and costs incurred in connection with the issuance of the Debt or Preferred Equity Interests and

      (b) have a stated maturity later than the stated maturity of the Debt or Preferred Equity Interests being refinanced and

      (c) have an Average Life equal to or greater than the remaining Average Life of the Debt or Preferred Equity Interests being refinanced;

    (5) Non-Recourse Debt or Preferred Equity Interests of a Non-Recourse Subsidiary issued after the date on which the old notes were originally issued; provided that if the Debt or Preferred Equity Interests subsequently ceases to be Non-Recourse Debt or Preferred Equity Interests of a Non-Recourse Subsidiary, then that event will be deemed to constitute the issuance of the Debt or Preferred Equity Interests by the issuer thereof;

    (6) Guarantees of the notes or Refinancing Debt in respect of Debt permitted under clause (3) of the "Limitation on Debt" covenant;

    (7) Guarantees issued by any Guarantor Subsidiary of any Debt issued by our company as permitted under the "Limitation on Debt" covenant; or

    (8) Debt or Preferred Equity Interests not otherwise permitted to be issued pursuant to clauses (1) through (7) above, which, together with (a) any other outstanding Debt or Preferred Equity Interests issued pursuant to this clause (8) and (b) Debt issued by us pursuant to clause (8) under the "Limitation on Debt" covenant, does not exceed $60.0 million at any one time outstanding.

  Limitation on Restricted Payments. The indenture provides that AK Holding shall not, and shall not permit any of its subsidiaries to, directly or indirectly:

    (1) declare or pay any dividend or make any distribution on or in respect of, or make any distribution to the holders of, Equity Interests of AK Holding except

      (a) dividends or distributions payable solely in its Non-Convertible Equity Interests or in options, warrants or other rights to acquire its Non-Convertible Equity Interests and

      (b) dividends or distributions payable to a Wholly Owned Guarantor Subsidiary;

    (2) purchase, redeem or otherwise acquire or retire for value any Equity Interests of AK Holding;

    (3) (a) declare or pay any dividend or make any distribution on or in respect of, or make any distribution to holders of, Equity Interests of any subsidiary of AK Holding, other than with respect to any Equity Interests held by our company, AK Holding, any Wholly Owned

  Guarantor Subsidiary or any Wholly Owned Non-Recourse Subsidiary or (b) purchase, redeem or otherwise acquire or retire for value any Equity Interests of any subsidiary of AK Holding, other than those Equity Interests held by our company, AK Holding, any Wholly Owned Guarantor Subsidiary or any Wholly Owned Non-Recourse Subsidiary;

    (4) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any subordinated Debt--other than the purchase, repurchase or other acquisition of subordinated Debt purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of acquisition; or

    (5) make any Investment other than Permitted Investments (any such dividend, distribution, purchase, redemption, repurchase, defeasance, other acquisition, retirement or Investment being herein referred to as a "Restricted Payment") if:

      (a) a default or event of default shall have occurred and be continuing or would result from the Restricted Payment;

      (b) upon giving effect to the Restricted Payment, on a pro forma basis, we are not able to issue an additional $1.00 of Debt pursuant to the Consolidated EBITDA Coverage Ratio as set forth in the first paragraph of the "Limitation on Debt" covenant; or

      (c) upon giving effect to the Restricted Payment, the aggregate amount of that Restricted Payment and all other Restricted Payments since October 1, 1996 would exceed the sum of:

             (A) 50% of the Consolidated Net Income of AK Holding accrued during the period, treated as one accounting period, from October 1, 1996 through the last full fiscal quarter for which quarterly or annual financial statements are available prior to the date of the Restricted Payment or, in case Consolidated Net Income shall be a deficit, minus 100% of that deficit, plus

             (B) the aggregate Net Cash Proceeds received by us from the issue or sale of our Equity Interests, other than Redeemable Equity Interests or Exchangeable Equity Interests, subsequent to October 1, 1996, other than to a subsidiary of our company or an employee stock ownership plan or similar trust, plus

             (C) the aggregate Net Cash Proceeds received by us from the issue or sale of our Equity Interests, other than Redeemable Equity Interests or Exchangeable Equity Interests, to an employee stock ownership plan subsequent to October 1, 1996, but, if the employee stock ownership plan issues any Debt, only to the extent that the proceeds are equal to any increase in the Consolidated Net Worth of AK Holding resulting from principal repayments made by the employee stock ownership plan with respect to Debt issued by it to finance the purchase of such Equity Interests, plus

             (D) the amount by which consolidated Debt of our company is reduced on AK Holding's balance sheet upon the conversion or exchange, other than by a subsidiary of our company, subsequent to October 1, 1996, of any Debt of our company or any of its subsidiaries convertible or exchangeable for Equity Interests of our company, other than Redeemable Equity Interests or Exchangeable Equity Interests, less the amount of any cash, or other property, distributed by us or any of our subsidiaries upon such conversion or exchange.

  So long as no default or event of default has occurred that is continuing or would result from the Restricted Payment, the foregoing limitations on Restricted Payments will not prohibit:

    (1) any purchase or redemption of Equity Interests of AK Holding or subordinated Debt made by exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of AK Holding, other than Redeemable Equity Interests or Exchangeable Equity Interests and other than Equity Interests issued or sold to a subsidiary of our company or an employee stock ownership plan; provided that

      (a) the purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments and

      (b) the Net Cash Proceeds from the sale shall be excluded from clauses (c)(B) and (c)(C) of the preceding paragraph;

    (2) any purchase or redemption of subordinated Debt, other than Redeemable Equity Interests, made by exchange for, or out of the proceeds of the substantially concurrent sale of, Debt of our company other than to our subsidiaries; provided that

      (a) the Debt is subordinated to the notes to at least the same extent as the Subordinated Obligations that are exchanged, purchased or redeemed,

      (b) the Debt has a stated maturity later than the stated maturity of the notes,

      (c) the Debt has an Average Life greater than the remaining Average Life of the notes and

      (d) the purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

    (3) any purchase or redemption of subordinated Debt from Net Available Cash to the extent permitted under the "Limitation on Sales of Assets and Equity Interests of Subsidiaries" covenant; provided that the purchase or redemption shall be excluded in the calculation of the amount of Restricted Payments;

    (4) dividends paid within 60 days after the date of declaration if at the time the dividend was declared the dividend would have complied with this provision; provided that

      (a) at the time of payment of the dividend, no default or event of default shall have occurred and be continuing or would result from the payment of the dividend and

      (b) the dividend shall be included in the calculation of the amount of Restricted Payments;

    (5) any repurchase by AK Holding of employee stock granted under an employee stock option plan; provided that

      (a) the aggregate amount of repurchases in any calendar year shall not exceed $1.0 million per employee,

      (b) the aggregate amount of all repurchases in any calendar year shall not exceed $5.0 million--it being understood that the excess of any such amounts permitted to be expended under clause (5)(a) above and this clause (5)(b) during any calendar year over the amount actually expended during that period shall not be carried forward, and

      (c) the repurchases shall be included in the calculation of the amount of Restricted Payments;

    (6) any purchase, repurchase, redemption, defeasance or other acquisition by any Non-Recourse Subsidiary of Non-Recourse Debt of that Non-Recourse Subsidiary; provided that the amount of that purchase, repurchase, redemption, defeasance or other acquisition shall be excluded in the calculation of the amount of Restricted Payments.

  If none of the conditions described above in clauses (5)(a) and (b) of the first sentence of this covenant description exist, the foregoing limitations on Restricted Payments will not prohibit the declaration and payment of one or more dividends on or before February 28, 2001 in an aggregate amount not to exceed $50.0 million; provided that all of those dividends shall be excluded in the calculation of the amount of Restricted Payments.

  Limitation on Issuance and Sale of Equity Interests of Subsidiaries. The indenture provides that we shall not permit any of our subsidiaries to issue or sell any Equity Interests to any person, or permit any person in either case, other than our company and its subsidiaries, to own or hold an interest, other than any interest owned or held on the date on which the notes were originally issued by a person other than our company and its subsidiaries, in any Equity Interests of any of our subsidiaries, other than a Non-Recourse Subsidiary or a JV Subsidiary; provided that the foregoing limitation shall not apply to

    (1) the sale of all but not less than all of the Equity Interests of any of our subsidiaries made in accordance with the "Limitation on Sales of Assets and Equity Interests of Subsidiaries" covenant,

    (2) issuances of Preferred Equity Interests permitted pursuant to clauses
  (3), (5) and (7) under the "Limitation on Debt and Preferred Equity Interests of Subsidiaries" covenant and

    (3) the ownership or holding of an interest by any person, other than our company and its subsidiaries, in any Equity Interests of any of our subsidiaries issued pursuant to clause (2) above.

  Limitation on Restrictions on Distributions from Subsidiaries. The indenture provides that we shall not, and shall not permit any of our subsidiaries to, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any of our subsidiaries to

    (1) pay dividends or make any other distributions on its Equity Interests or pay any Debt or other obligation owed to us or any of our subsidiaries,

    (2) make any Investment in us or any of our subsidiaries or

    (3) transfer any of its property or assets to us or any of our subsidiaries.

  Notwithstanding the foregoing, we may, and may allow any of our subsidiaries to, permit to exist such an encumbrance or restriction:

    (1) pursuant to an agreement in effect at or entered into on the date on which the old notes were originally issued;

    (2) with respect to any of our subsidiaries pursuant to an agreement relating to any Debt issued by the subsidiary on or prior to the date on which the subsidiary became a subsidiary of our company and outstanding on that date, other than Debt issued as consideration in, or to provide all or any portion of the funds utilized to consummate, the transaction or series of related transactions pursuant to which the subsidiary became a subsidiary of our company;

    (3) pursuant to an agreement effecting a refinancing of Debt issued pursuant to an agreement referred to in clause (1) or (2) or contained in any amendment to an agreement referred to in clause (1) or (2), provided that the encumbrances and restrictions contained in the refinancing agreement or amendment are no less favorable to the holders of notes than encumbrances and restrictions contained in those agreements;

    (4) consisting of customary nonassignment provisions in leases governing leasehold interests to the extent those provisions restrict the transfer of the lease;

    (5) in the case of clause (3) of the preceding paragraph, restrictions contained in security agreements securing Debt of a subsidiary of our company otherwise permitted under the indenture, to the extent those restrictions restrict the transfer of the property subject to the security agreements; or

    (6) relating to a Non-Recourse Subsidiary.

  Limitation on Sales of Assets and Equity Interests of Subsidiaries. The indenture provides that we shall not, and shall not permit any subsidiary, other than Non-Recourse Subsidiaries, of our company, to make any Asset Disposition unless:

    (1) we or our subsidiary receive consideration at the time of the Asset Disposition at least equal to the fair market value, as determined in good faith by the board of directors of AK Holding, including their determination as to the value of all non-cash consideration, of the shares and assets subject to such Asset Disposition and at least 75% of the consideration is in the form of cash or Cash Equivalents; and

    (2) an amount equal to 100% of the Net Available Cash from such Asset Disposition is applied by us or our subsidiary,

      (a) first, to the extent we elect, or are required by the terms of any Debt, to prepay, repay or purchase Debt of our company, that subsidiary or a Wholly Owned Guarantor Subsidiary, other than any Redeemable Equity Interests, Non-Recourse Debt or Debt owed to us or an affiliate of ours, within 60 days from the later of the date of the Asset Disposition or the receipt of the Net Available Cash;

      (b) second, to the extent of the balance of the Net Available Cash after application in accordance with clause (a), at our election, to the investment by our company or that subsidiary or any Wholly Owned Guarantor Subsidiary in assets to replace the assets that were the subject of the Asset Disposition or an asset that, as determined by the board of directors of AK Holding, will be used in the business of our company and the Wholly Owned Guarantor Subsidiaries existing on the date on which the old notes were originally issued or in businesses reasonably related thereto, in each case within the later of one year from the date of the Asset Disposition or the receipt of the Net Available Cash; and

      (c) third, to the extent of the balance of the Net Available Cash after application in accordance with clauses (a) and (b), to make an offer to purchase notes at par;

provided that in connection with any prepayment, repayment or purchase of Debt pursuant to clause (a) above, we must cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal amount that is prepaid, repaid or purchased.

  Notwithstanding the requirement in clause (1) above that at least 75% of consideration consist of cash or Cash Equivalents, we and our subsidiaries may make one or more Asset Dispositions for which the consideration, in addition to the non-cash consideration permitted by that clause, consists of or includes

    (A) non-cash consideration, the aggregate fair market value of which, as determined in good faith by the board of directors of AK Holding, for all Asset Dispositions made after the date on which the old notes were originally issued, does not exceed $10.0 million, and

    (B) non-cash consideration, the aggregate fair market value of which, as determined in good faith by the board of directors of AK Holding, for all Asset Dispositions made after the date on which the old notes were originally issued, does not exceed $50.0 million, consisting of the cancellation of Debt of our company or its subsidiaries existing on the date on which the notes were originally issued;

provided that in connection with the cancellation of Debt described in clause
(B) above, we or our subsidiary must cause the related loan commitment, if any, to be permanently reduced in an amount equal to the principal so canceled.

  Notwithstanding the provisions of clause (2) above, in the event that the Net Available Cash resulting from any Asset Disposition is less than $25.0 million, the application of an amount equal to that Net Available Cash in accordance with this covenant may be deferred until such time as the Net Available Cash from any prior or subsequent Asset Dispositions not otherwise applied in accordance with this covenant, is at least equal to $25.0 million. In the event that the Net Available Cash resulting from any Asset Disposition, after giving effect to clauses (2)(a) and (b) above, is less than $10.0 million, the application of the amount equal to such Net Available Cash to make an offer to purchase notes in accordance with clause (2)(c) may be deferred until such time as that Net Available Cash, together with Net Available Cash from any prior or subsequent Asset Dispositions not otherwise applied in accordance with this covenant, is at least equal to $10.0 million. Pending application of Net Available Cash pursuant to this covenant, the Net Available Cash shall be invested in Cash Equivalents. To the extent any portion of the amount of Net Available Cash remains after compliance with this covenant, and provided that all holders of notes have been given the opportunity to tender their notes for repurchase as provided in clause (2)(c) above, we may use the remaining amount for general corporate purposes.

  Limitation on Transactions with Affiliates. The indenture provides that we shall not, and shall not permit any of our subsidiaries to, conduct any business or enter into any transaction or series of similar transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any affiliate of our company or any legal or beneficial owner of 5% or more of any class of Equity Interests of AK Holding or with an affiliate of that owner (other than a Wholly Owned Subsidiary or any employee stock ownership plan for the benefit of our company or its subsidiary's employees) unless the terms of the business, transaction or series of transactions are

    (1) set forth in writing, and

    (2) not less favorable to our company or its subsidiary than terms that would be obtainable at the time for a comparable transaction or series of similar transactions in arms-length dealings with an unrelated third person.

  In addition, if the business, transaction or series of transactions involves in excess of

    (A) $5.0 million, the board of directors of AK Holding must, by resolution, determine in good faith that the business or transaction or series of transactions meets the criteria set forth in clause (2) above, or

    (B) $25.0 million and as to which there are no disinterested directors, we must obtain an opinion of a nationally recognized expert with experience in appraising the terms and conditions of the type of business or transaction or series of transactions stating that the business or transaction or series of transactions is fair, from a financial point of view, to our company or its subsidiary.

The provisions of this paragraph do not apply to performance of contractual obligations with respect to Eveleth Mines existing as of the date of the indenture under which the notes were originally issued.

  Lines of Business. The indenture provides that we shall not, and shall not permit any of our subsidiaries to, enter into any business, either directly or through any subsidiary, except for those businesses in which our company and its subsidiaries were engaged on the date on which the notes were originally issued or businesses reasonably related thereto.

  Restrictions on Activities of AK Holding. The terms of the indenture prohibit AK Holding from

    (1) engaging in any activities or holding any assets other than

      (a) holding 100% of the Equity Interests of our company and debt securities of our company that were held by AK Holding at the date of the indenture and

      (b) those activities incidental to maintaining its status as a public company, and

    (2) incurring any liabilities other than liabilities relating to AK Holding's guarantee of the notes or any guarantees by AK Holding of any Permitted Credit Facility, any other Debt of our company or any Debt of any Significant Subsidiary that is guaranteed by us and any other obligations or liabilities incidental to holding 100% of the Equity Interests of our company and those liabilities incidental to its status as a public company.

For purposes of this covenant, the term "liabilities" does not include any liability for the declaration and payment of dividends on any Equity Interests of AK Holding. The indenture also provides that if AK Holding merges into our company, this covenant shall no longer be applicable.

Defined Terms

  Set forth below is a summary of defined terms used in the indenture and this description of notes. We urge you to read the indenture for the full definition of all of these terms.

  "Asset Disposition" means any sale, lease, transfer or other disposition, or series of related sales, leases, transfers or dispositions, of Equity Interests of a subsidiary (other than directors' qualifying shares), property or other assets (each referred to for the purposes of this definition as a "disposition") by AK Steel or any of its subsidiaries, including any disposition by means of a merger, consolidation or similar transaction, other than:

    (1) a disposition by AK Steel or a subsidiary to AK Steel or a Wholly Owned Guarantor Subsidiary;

    (2) a disposition of property or assets at fair market value, as determined in good faith by the board of directors of AK Holding, in the ordinary course of business;

    (3) a disposition of obsolete assets in the ordinary course of business;

    (4) a disposition that constitutes a Restricted Payment or a sale/leaseback transaction;

    (5) a sale of accounts receivable under a Permitted Credit Facility; and

    (6) a transfer of accounts receivable that constitutes a Permitted Investment under clause (5) or (6) of the definition of Permitted Investments.

  "Attributable Debt" in respect of a sale/leaseback transaction means, as of the date of determination, the present value (discounted at the lower of the interest rate of the sale/leaseback transaction and the interest rate borne by the notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in the sale/leaseback transaction, including any period for which the lease has been extended.

  "Average Life" means, as of the date of determination, with respect to any Debt, the quotient obtained by dividing

    (x) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of the Debt multiplied by the amount of the principal payment by

    (y) the sum of all scheduled principal payments.

  "Capital Lease Obligations" of a person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of that person prepared in accordance with generally accepted accounting principles; the amount of the obligation shall be the capitalized amount of that obligation, determined in accordance with generally accepted accounting principles; and the stated maturity of the obligation shall be the date of the last payment of rent or any other amount due under the lease prior to the first date upon which the lease may be terminated by the lessee without payment of a penalty.

  "Cash Equivalents" means:

    (1) Investments in U.S. government obligations maturing within 365 days of the date of acquisition thereof;

    (2) Investments in certificates of deposit or Eurodollar deposits maturing within 365 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States or any state thereof and which has a combined capital and surplus of at least $1.0 billion and rated at least A3 by Moody's Investors Service, Inc.;

    (3) Investments in repurchase agreements, involving Investments in U.S. government obligations or other Cash Equivalents entered into with any bank, trust company or investment bank rated at least A- and A-1 by Standard & Poor's and at least A3 and P-1 by Moody's Investors Service, Inc.;

    (4) Investments in commercial paper maturing not more than 90 days from the date of acquisition thereof and having one of the two highest ratings obtainable from each of Standard & Poor's and Moody's Investors Service, Inc. issued by a corporation, other than AK Steel or an Affiliate of AK Steel, that is organized under the laws of any state of the United States or the District of Columbia; and

    (5) Investments in money market accounts or funds whose assets consist solely of cash or Cash Equivalents.

  "Change in Control" means the occurrence of any of the following events:

    (1) any "person", as that term is used in Sections 13(d) and 14(d) of the Exchange Act, is or becomes the beneficial owner, as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all shares that the person has the right to acquire, whether that right is exercisable immediately or only after the passage of time, directly or indirectly, of more than 40% of the total voting power of the Voting Equity Interests of AK Holding; provided that the person shall not be deemed the beneficial owner of shares tendered pursuant to a tender or exchange offer made by that person or any affiliate of that person until the tendered shares are accepted for purchase or exchange;

    (2) during any period of two consecutive years, individuals who at the beginning of that period constituted the board of directors of AK Holding, together with any new directors whose election by that board of directors of AK Holding or whose nomination for election by the shareholders of AK Holding, was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of that period or whose election or nomination for election was previously approved, cease for any reason to constitute a majority of the board of directors of AK Holding then in office; or

    (3) AK Holding fails to own 100% of the Equity Interests of AK Steel; provided that it shall not be deemed a Change in Control if AK Holding merges into AK Steel except that, in that case, AK Steel shall be substituted for AK Holding for purposes of this definition of "Change in Control" and this clause (3) shall no longer be applicable.

  "Consolidated EBITDA Coverage Ratio" as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for the period of the most recent four consecutive fiscal quarters ending at least 45 days prior to the date of determination to (y) Consolidated Interest Expense for the most recent four consecutive fiscal quarters; provided that:

    (1) if AK Steel or any of its subsidiaries has issued any Debt since the beginning of that period that remains outstanding or if the transaction giving rise to the need to calculate the Consolidated EBITDA Coverage Ratio is an issuance of Debt, or both, EBITDA and Consolidated Interest Expense for that period shall be calculated after giving effect on a pro forma basis to that Debt as if the Debt had been issued on the first day of that period and the discharge of any other Debt repaid, repurchased, defeased or otherwise discharged with the proceeds of that new Debt as if that discharge had occurred on the first day of such period;

    (2) if since the beginning of that period AK Steel or any of its subsidiaries shall have made any Asset Disposition, the EBITDA for that period shall be reduced by an amount equal to the EBITDA, if positive, directly attributable to the assets that are the subject of the Asset Disposition for that period, or increased by an amount equal to the EBITDA, if negative, directly attributable to those assets for that period, and Consolidated Interest Expense for that period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Debt of AK Steel or any of its subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to AK Steel and its continuing subsidiaries in connection with the Asset Dispositions for that period (or, if the Equity Interests of any subsidiary of AK Steel are sold, the Consolidated Interest Expense for that period directly attributable to the Debt of that subsidiary to the extent AK Steel and its continuing subsidiaries are no longer liable for the Debt after the sale);

    (3) if since the beginning of that period AK Steel or any of its subsidiaries, by merger or otherwise, shall have made an Investment in any subsidiary of AK Steel, or any person that becomes a subsidiary of AK Steel, or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, that constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for that period shall be calculated after giving pro forma effect thereto, including the issuance of any Debt, as if the Investment or acquisition occurred on the first day of that period; and

    (4) if since the beginning of that period any person that subsequently became a subsidiary of AK Steel or was merged with or into AK Steel or any subsidiary of AK Steel since the beginning of that period shall have made any Asset Disposition or any Investment that would have required an adjustment pursuant to clause (2) or (3) above if made by AK Steel or a subsidiary of AK Steel during that period, EBITDA and Consolidated Interest Expense for that period shall be calculated after giving pro forma effect to the Asset Disposition or Investment as if it had occurred on the first day of that period.

    For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating to those assets, and the amount of Consolidated Interest Expense associated with any Debt issued in connection with that acquisition, the pro forma calculations shall be determined in good faith by a responsible financial or accounting Officer of AK Steel. If any Debt bears a floating rate of interest and is being given pro forma effect, the interest on that Debt shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period, taking into account any Interest Rate Protection Agreement applicable to that Debt if the Interest Rate Protection Agreement has a remaining term in excess of 12 months.

  "Consolidated Interest Expense" means, for any period, the total interest expense of AK Holding and its consolidated subsidiaries, other than Non-Recourse Subsidiaries, including:

    (1) interest expense attributable to capital leases;

    (2) amortization of debt discount and debt issuance cost;

    (3) capitalized interest;

    (4) non-cash interest payments;

    (5) commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing;

    (6) net costs under Interest Rate Protection Agreements, including amortization of fees;

    (7) Preferred Equity Interests dividends or distributions in respect of all Preferred Equity Interests held by Persons other than AK Steel or a Wholly Owned Subsidiary;

    (8) interest allocated in connection with investments in discontinued operations; and

    (9) interest actually paid by AK Holding or any of its consolidated subsidiaries, other than Non-Recourse Subsidiaries, under any guarantee of Debt or other obligation of any other Person.

  "Consolidated Net Income" means, for any period, the net income or loss of AK Holding and its consolidated subsidiaries; provided, that there shall not be included in Consolidated Net Income:

    (1) any net income or loss of any person if that person is not a subsidiary of AK Steel, except that AK Steel's equity in the net income of the person for that period shall be included in

  Consolidated Net Income up to the aggregate amount of cash actually distributed by the person during that period to AK Steel or a subsidiary of AK Steel, other than a Non-Recourse Subsidiary, as a dividend or other distribution, subject to the limitations contained in clause (3) below in the case of a dividend or other distribution to a subsidiary of AK Steel;

    (2) any net income or loss of any person acquired by AK Steel or a subsidiary of AK Steel in a pooling of interests transaction for any period prior to the date of that acquisition;

    (3) any net income of any subsidiary of AK Steel if the subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by the subsidiary, directly or indirectly, to AK Steel, except that

      (a) AK Steel's equity in the net income of the subsidiary for that period shall be included in Consolidated Net Income up to the aggregate amount of cash actually distributed by the subsidiary during that period to AK Steel or another subsidiary of AK Steel as a dividend or other distribution, subject to the limitation contained in this clause in the case of a dividend or other distribution to another subsidiary, and

      (b) AK Steel's equity in a net loss of the subsidiary for that period shall be included in determining Consolidated Net Income;

    (4) any gain or loss realized upon the sale or other disposition of any property, plant or equipment of AK Steel or its consolidated subsidiaries, including pursuant to any sale/leaseback transaction, that is not sold or otherwise disposed of in the ordinary course of business and any gain or loss realized upon the sale or other disposition of any Equity Interests of any person;

    (5) any net income or loss of any Non-Recourse Subsidiary, except that AK Steel's equity in the net income of the Non-Recourse Subsidiary for that period shall be included in Consolidated Net Income up to the aggregate amount of cash actually distributed by the Non-Recourse Subsidiary during that period to AK Steel as a dividend or other distribution; and

    (6) the cumulative effect of a change in accounting principles.

  "Consolidated Net Tangible Assets" of any person means the total assets of that person and its consolidated subsidiaries after deducting

    (1) intangible assets,

    (2) current liabilities, excluding any current liabilities that are by their terms extendible or renewable at the option of the obligor to a time more than 12 months after the time as of which the amount of current liabilities is being computed and

    (3) minority interests, if any, in any assets of that person's subsidiaries.

  "Consolidated Net Worth" of any person means the total of the amounts shown on the balance sheet of that person and its consolidated subsidiaries, determined on a consolidated basis in accordance with generally accepted accounting principles, as of the end of the most recent fiscal quarter of that person ending at least 45 days prior to the taking of any action for the purpose of which the determination is being made, as:

    (1) the par or stated value of all outstanding Equity Interests of that person; plus

    (2) paid-in capital or capital surplus relating to those Equity Interests; plus

    (3) any retained earnings or earned surplus; less (x) any accumulated deficit, (y) any amounts attributable to Redeemable Equity Interests and
  (z) any amounts attributable to Exchangeable Equity Interests.

  "Debt" of any person means, without duplication,

    (1) the principal of and premium, if any, in respect of

      (a) indebtedness of that person for money borrowed and

      (b) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which that person is responsible or liable;

    (2) all Capital Lease Obligations of that person;

    (3) all obligations of that person issued or assumed as the deferred purchase price of property, all conditional sale obligations of that person and all obligations of that person under any title retention agreement, but excluding trade accounts payable arising in the ordinary course of business;

    (4) all obligations of that person for the reimbursement of any obligor on any letter of credit, banker's acceptance or similar credit transaction, excluding obligations with respect to letters of credit securing obligations, other than obligations described in clauses (1) through (3) above, entered into in the ordinary course of business of that person to the extent the letters of credit are not drawn upon or, if and to the extent drawn upon, that drawing is reimbursed no later than the third business day following receipt by that person of a demand for reimbursement following payment on the letter of credit;

    (5) the amount of all obligations of that person with respect to the redemption, repayment or other repurchase of any Redeemable Equity Interests, but excluding any accrued dividends;

    (6) all obligations of that person under interest rate swap or similar agreements, or foreign currency or commodity hedge, exchange or similar agreements of that person;

    (7) all obligations of the type referred to in clauses (1) through (6) of other persons and all dividends of other persons for the payment of which, in either case, that person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any guarantee; and

    (8) all obligations of the type referred to in clauses (1) through (7) of other persons secured by any lien on any property or asset of that person, whether or not such obligation is assumed by that person, the amount of that obligation being deemed to be the lesser of the value of the property or assets or the amount of the obligation so secured.

  "Defaulting Subsidiary" means any subsidiary of AK Steel, other than a Non-Recourse Subsidiary, with respect to which a default or event of default has occurred.

  "EBITDA" for any period means the Consolidated Net Income of AK Holding for that period, but without giving effect to adjustments, accruals, deductions or entries resulting from purchase accounting, extraordinary losses or gains and any gains or losses from any Asset Dispositions, plus

    (1) the following to the extent deducted in calculating Consolidated Net Income for that period:

      (a) income tax expense,

      (b) Consolidated Interest Expense,

      (c) depreciation expense,

      (d) amortization expense,

      (e) the non-cash portion of postretirement benefits other than pensions and

      (f) special charges taken after December 31, 1996 in respect of which AK Holding has delivered to the trustee

             (x) an officers' certificate setting forth estimates, made in good faith by a responsible financial or accounting officer of AK Holding, of the cash costs estimated, at the time those special charges are recorded, to be paid during any period for those special charges and containing an undertaking of AK Holding to deliver to the trustee, as soon as practicable after AK Holding determines that those estimates are not appropriate, a supplemental officers' certificate setting forth appropriate adjustments to those estimates and

             (y) together with any officers' certificate or supplemental officers' certificate referred to in clause (x), a report prepared by AK Holding's independent auditors setting forth the procedures performed by the auditors in connection with those special charges and the related cash costs estimated to be paid during any period for those charges minus

    (2) to the extent not deducted in calculating Consolidated Net Income for that period, cash costs estimated to be paid during that period for special charges taken during any period as set forth in the officers' certificate most recently delivered to the trustee in respect of those special charges pursuant to clause (1)(f) of this definition.

  "Equity Interests" means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in corporate stock or other equity participations, however designated, including partnership interests, whether general or limited, including any Preferred Equity Interests.

  "Exchangeable Equity Interests" of any person means any Equity Interest that is exchangeable for or convertible into another security, other than any Equity Interest of that person which is neither an Exchangeable Equity Interest nor a Redeemable Equity Interest.

  "Guarantor Subsidiary" means any subsidiary of AK Steel, other than a Non-Recourse Subsidiary, that executes a supplement to the indenture pursuant to which the subsidiary jointly and severally unconditionally guarantees the due and punctual payment and performance of the Obligations and assumes the other obligations of a Guarantor Subsidiary pursuant to the indenture, in the manner provided by the indenture.

  "Interest Rate Protection Agreement" means any interest rate swap agreement, interest rate cap agreement or other financial agreement or arrangement designed to protect AK Steel or any subsidiary of AK Steel against fluctuations in interest rates.

  "Inventory" of any person means any and all inventory of any kind of that person, including any or all of the following: inventory, merchandise, goods and other tangible personal property that are held for sale or lease by that person; all materials used or consumed in the business of that person, but excluding from the foregoing equipment of that person; all trademarks, servicemarks, trade names and similar intangible property owned or used by that person in its business, together with the goodwill of the business symbolized thereby and all rights relating thereto ("Intangible Property"); and all books and records relating to the foregoing and the proceeds thereof.

  "Investment" in any person means any loan or advance to, any acquisition of Equity Interests, equity interest, obligation or other security of, or capital contribution or other investment in, that person.

  "Issue" means issue, assume, guarantee, incur or otherwise become liable for; provided that any Debt or Equity Interests of a person existing at the time the person becomes a subsidiary of AK Steel, whether by merger, consolidation, acquisition or otherwise, shall be deemed to be issued by the subsidiary at the time it becomes a subsidiary of AK Steel.

  "JV Subsidiary" means a Guarantor Subsidiary which (1) was created or became a subsidiary of AK Steel after the date on which the old notes were originally issued and (2) has not acquired any assets directly or indirectly from AK Steel or any subsidiary of AK Steel, other than (a) cash constituting a Restricted Payment or (b) assets, in an Asset Disposition, which were acquired by AK Steel and its subsidiaries within one year prior to that Asset Disposition.

  "Net Available Cash" from an Asset Disposition means cash payments received from the Asset Disposition, including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring person of Debt or other obligations relating to those properties or assets or received in any other noncash form. In each case, the amount of Net Available Cash shall be net of the following:

    (1) all legal, title and recording tax expenses, commissions and other fees and expenses incurred,

    (2) all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under generally accepted accounting principles, as a consequence of the Asset Disposition,

    (3) all payments made on any Debt that is secured by any assets subject to the Asset Disposition, in accordance with the terms of any lien upon or other security agreement of any kind with respect to those assets, or which must by its terms, or in order to obtain a necessary consent to the Asset Disposition, or by applicable law be repaid out of the proceeds from the Asset Disposition, and

    (4) of all distributions and other payments required to be made to minority interest holders in subsidiaries or joint ventures as a result of the Asset Disposition.

  "Net Cash Proceeds" with respect to any issuance or sale of Equity Interests means the cash proceeds of that issuance or sale net of attorneys' fees, accountants' fees, underwriters' or placement agents' fees, discounts or commissions and brokerage, consultant and other fees actually incurred in connection with that issuance or sale and net of taxes paid or payable as a result of that issuance or sale.

  "Non-Convertible Equity Interests" means, with respect to any person, any non-convertible Equity Interests of that person and any Equity Interests of that person convertible solely into non-convertible Equity Interests of that person; provided that Non-Convertible Equity Interests shall not include any Redeemable Equity Interests or Exchangeable Equity Interests.

  "Non-Recourse Debt" means Debt or that portion of Debt

    (1) issued to a person other than AK Holding, AK Steel or any subsidiary of AK Steel, other than a Non-Recourse Subsidiary and

    (2) no default with respect to which, including any rights which the holders thereof may have to take enforcement action against a Non-Recourse Subsidiary, would permit, upon notice, lapse of time or both, any holder of any other Debt of AK Holding, AK Steel or any subsidiary of AK Steel, other than a Non-Recourse Subsidiary, to declare a default on that other Debt or cause the payment of that other Debt to be accelerated or payable prior to its stated maturity.

  "Non-Recourse Subsidiary" means a subsidiary of AK Steel in respect of any obligation of which neither AK Holding, AK Steel nor any subsidiary of AK Steel, other than another Non-Recourse Subsidiary, has issued a Guarantee, and which

    (1) has not acquired any assets directly or indirectly from AK Holding, AK Steel or any subsidiary of AK Steel, other than

      (a) cash constituting a Restricted Payment and

      (b) Accounts Receivable that have been sold or otherwise transferred to that subsidiary in an Accounts Receivable financing for AK Steel or another subsidiary of AK Steel,

    (2) only owns properties acquired after the date on which the notes were originally issued and

    (3) has no Debt other than Non-Recourse Debt and Debt issued to AK Steel or a Significant Subsidiary which constitutes a Permitted Investment under clause (5) of the definition of Permitted Investment.

  "Normal Replacement Assets" means any assets other than Special Assets.

  "Obligations" means:

    (1) the principal of, premium, if any, and interest on the notes,

    (2) all other amounts due and payable under the indenture and the notes, and

    (3) all other obligations and liabilities of AK Steel whether direct or indirect, absolute or contingent, due or to become due, now existing or subsequently issued, which may arise under, out of or in connection with the indenture and the notes or any other documents made, delivered or given in connection therewith, (a) whether on account of principal, premium, if any, interest, reimbursement obligations, fees, indemnities, costs, expenses (including all fees and disbursements of counsel to the trustee or the holders for which AK Steel has become obligated pursuant to the terms of the indenture) or otherwise and (b) whether or not an allowable claim against AK Steel under the Bankruptcy Law or otherwise enforceable against AK Steel, and including, in any event, interest and other liabilities accruing or arising after the filing by or against AK Steel of a petition under the Bankruptcy Law or that would have so accrued or arisen but for the filing of such a petition.

  "Permitted Credit Facility" or "Facilities" means any agreement or agreements providing for

    (1) the making of a loan or loans or the advancing of credit,

    (2) the sale of accounts receivable of AK Steel or any Significant Subsidiary under any asset securitization facility or other financing facility for the financing of accounts receivable of AK Steel or any Significant Subsidiary or

    (3) the issuance of letters of credit and/or the creation of bankers' acceptances,

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

  under which the aggregate amount that may be issued or otherwise obtained, in the case of clauses (1), (2) and (3), is based upon eligible accounts receivable and eligible Inventory and the aggregate principal amount of Debt, or (in the case of clause (2)) aggregate Investments outstanding, excluding Permitted Investments under clause (5) or (6) of the definition of "Permitted Investments" in respect of the asset securitization facility, shall not at any time exceed the greater of (a) $75.0 million and (b) an amount equal to

      (w) 100% of the book value of the consolidated accounts receivable of AK Steel and its Significant Subsidiaries that are Guarantor
    Subsidiaries or Non-Recourse Subsidiaries, plus

      (x) 100% of the book value, excluding last-in-first-out reserves, of the consolidated Inventory of AK Steel and its Subsidiaries that are Guarantor Subsidiaries, minus

      (y) the aggregate principal amount of outstanding Debt secured by any accounts receivable or Inventory of AK Steel or any of its subsidiaries, other than Debt outstanding under any Permitted Credit Facility, minus

      (z) other outstanding Investments under any asset securitization or similar facility in respect of accounts receivable or Inventory of AK Steel or any of its subsidiaries, other than

             (A) Debt under a Permitted Credit Facility or Debt described in clause (y) above or

             (B) Permitted Investments under clause (5) and (6) of the definition of "Permitted Investments."

  "Permitted Investments" means:

    (1) Cash Equivalents;

    (2) Investments in AK Steel, any Wholly Owned Guarantor Subsidiary or any person which will become a Wholly Owned Guarantor Subsidiary as a result of that Investment;

    (3) loans and reasonable advances to employees of AK Steel or its subsidiaries for travel, entertainment and relocation expenses in the ordinary course of business;

    (4) Investments in obligations the interest on which is excluded from income for Federal or state income tax purposes and that have been issued or guaranteed by any state of the United States of America, the District of Columbia or the Commonwealth of Puerto Rico or any political subdivision, agency, authority or instrumentality of any of the foregoing, provided that at the date of acquisition of that obligation

      (a) its remaining life to maturity shall be less than one year and

      (b) the issuer or guarantor of the obligation shall have one of the two highest short-term debt ratings obtainable from each of Standard & Poor's and Moody's Investors Service, Inc.;

    (5) Investments resulting from the transfer of accounts receivable of AK Steel or its Significant Subsidiaries that are Guarantor Subsidiaries to a Non-Recourse Subsidiary, the only business of which is the acquisition and financing of Accounts Receivable under a Permitted Credit Facility;

    (6) Investments resulting from the transfer of accounts receivable of AK Steel or its Significant Subsidiaries that are Guarantor Subsidiaries or Non-Recourse Subsidiaries to a trust, the only purpose of which is the acquisition and financing of those accounts receivable, provided that the aggregate amount of outstanding Debt issued by that trust to, and outstanding Investments in such trust made by, persons other than AK Steel and its Significant Subsidiaries that are Guarantor Subsidiaries or Non-Recourse Subsidiaries shall not at any time exceed the greater of $75.0 million and an amount equal to

      (w) 85% of the book value of the consolidated accounts receivable of AK Steel and its Significant Subsidiaries that are Guarantor
    Subsidiaries or Non-Recourse Subsidiaries, plus

      (x) 100% of the book value, excluding last-in-first-out reserves, of the consolidated Inventory of AK Steel and its subsidiaries that are Guarantor Subsidiaries, minus

      (y) the aggregate principal amount of outstanding Debt secured by any accounts receivable or Inventory of AK Steel or any of its subsidiaries, other than to the extent included in clause (z) below, minus

      (z) other outstanding Investments, excluding Investments in that trust, under any asset securitization or similar facility in respect of accounts receivable or Inventory of AK Steel or any of its subsidiaries; and

    (7) until December 31, 1999, Investments, not to exceed $200.0 million at any time, in publicly traded debt obligations issued or guaranteed by a corporation other than AK Steel that is organized under the laws of any state of the United States of America and subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, provided that

      (a) the debt obligations are acquired by AK Steel in the open market and not directly from the issuer or underwriter of those obligations or an affiliate of the issuer.

      (b) the debt obligations, at the date of acquisition thereof by AK Steel, shall have a remaining life to maturity of not more than five years, shall provide for payments of principal and interest solely in cash and shall be rated at least BB by Standard & Poor's and Ba2 by Moody's Investors Service, Inc. and

      (c) not more than $15.0 million of those Investments at any time shall consist of debt obligations issued or guaranteed by the same corporation and not more than 20% of those Investments at any time shall consist of debt obligations issued or guaranteed by corporations within the same industry, as determined by Primary Standard Industrial Classification Code.

  "Permitted Liens" means, with respect to any person:

    (1) pledges or deposits incurred in the ordinary course of business by that person that are:

      (a) made under workers' compensation laws, unemployment insurance laws or similar legislation,

      (b) made in good faith in connection with bids, tenders, contracts (other than for the payment of Debt) or leases to which that person is a party,

      (c) given to secure public or statutory obligations of that person,

      (d) in the form of property, cash or United States government bonds given to secure surety or appeal bonds to which that person is a party, or

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

      (e) given as security for contested taxes or import duties or for the payment of rent;

    (2) liens imposed by law, such as carriers', warehousemen's and mechanics' liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings; or other liens arising out of judgments or awards against that person with respect to which that person shall then be proceeding with an appeal or other proceedings for review or time for appeal has not yet expired;

    (3) liens for property taxes not yet subject to penalties for non-payment or which are being contested in good faith by appropriate proceedings;

    (4) liens in favor of issuers of surety bonds or letters of credit issued pursuant to the request of and for the account of that person in the ordinary course of its business; provided that the letters of credit do not constitute Debt;

    (5) survey exceptions, encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of that person or to the ownership of its properties which were not incurred in connection with Debt and which do not in the aggregate materially adversely affect the value of those properties or materially impair their use in the operation of the business of that person;

    (6) liens securing an Interest Rate Protection Agreement if the related Debt is, and is permitted to be under the indenture, secured by a Lien on the same property securing the Interest Rate Protection Agreement; and

    (7) leases and subleases of real property which do not interfere with the ordinary conduct of the business of AK Steel or any of its subsidiaries, and which are made on customary and usual terms applicable to similar properties.

  "Preferred Equity Interests" as applied to the Equity Interests of any person means Equity Interests of any class or classes, however designated, which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of that person, over Equity Interests of any other class of that person.

  "Public Equity Offering" means an underwritten primary public offering of common stock of AK Holding pursuant to an effective registration statement under the Securities Act.

  "Redeemable Equity Interests" means any Equity Interest that by its terms or otherwise is required to be redeemed on or prior to the first anniversary of the stated maturity of the notes or is redeemable at the option of the holder of that Equity Interest at any time on or prior to the first anniversary of the stated maturity of the notes.

  "Refinancing Debt" means Debt issued by AK Steel to refinance any Debt of AK Steel, including Debt that is issued by AK Steel to refinance any Refinancing Debt; provided that

    (1) the principal amount of the Debt that is issued shall not exceed the principal amount of, and premiums, if any, and accrued interest with respect to, the refinanced Debt and reasonable fees, expenses, commissions and costs incurred in connection with the issuance of the Debt and

    (2) the Debt that is issued

      (a) shall not mature prior to the Stated Maturity of the refinanced
    Debt and

      (b) shall have an Average Life equal to or greater than the remaining Average Life of the refinanced Debt.

  "Significant Subsidiary" means

    (1) any domestic subsidiary, other than a Non-Recourse Subsidiary, of AK Steel that at the time of determination either

      (a) had assets that, as of the date of the Holding's most recent quarterly consolidated balance sheet, constituted at least 5% of AK Holding's total assets on a consolidated basis as of that date, or

      (b) had revenues for the 12-month period ending on the date of AK Holding's most recent quarterly consolidated statement of income which constituted at least 5% of AK Holding's total revenues on a consolidated basis for that period,

    (2) any foreign subsidiary, other than a Non-Recourse Subsidiary, of AK Steel that at the time of determination either

      (a) had assets which, as of the date of AK Holding's most recent quarterly consolidated balance sheet, constituted at least 5% of AK Holding's total assets on a consolidated basis as of that date, determined in accordance with generally accepted accounting principles or

      (b) had revenues for the 12-month period ending on the date of AK Holding's most recent quarterly consolidated statement of income which constituted at least 5% of Holding's total revenues on a consolidated basis for that period, or

    (3) any subsidiary, other than a Non-Recourse Subsidiary, of AK Steel that, if merged with all Defaulting Subsidiaries of AK Steel, would at the time of determination either

      (a) have had assets which, as of the date of AK Holding's most recent quarterly consolidated balance sheet, would have constituted at least 10% of AK Holding's total assets on a consolidated basis as of that date or

      (b) have had revenues for the 12-month period ending on the date of AK Holding's most recent quarterly consolidated statement of income which would have constituted at least 10% of AK Holding's total revenues on a consolidated basis for that period.

  The determination whether a subsidiary constitutes a "Significant Subsidiary" for purposes of this definition must be made in accordance with generally accepted accounting principles.

  "Special Assets" means a capital asset, or series of related capital assets, with an aggregate purchase price in excess of $20.0 million that enhances the competitiveness or productivity of the business of AK Steel and its subsidiaries or is required so that AK Steel and its subsidiaries will be able to remain in compliance with all material requirements of applicable law.

  "Voting Equity Interests" of a corporation or other entity means all classes of Equity Interests of a corporation or other entity then outstanding and normally entitled to vote in the election of directors or other governing body of that corporation or other entity.

  "Wholly Owned Guarantor Subsidiary" means any Wholly Owned Subsidiary that is a Guarantor Subsidiary.

  "Wholly Owned Subsidiary" of a person means a subsidiary, other than a Non-Recourse Subsidiary, of that person all of whose Equity Interests, other than non-voting, money market

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

preferred shares and directors' qualifying shares, are owned by that person or another Wholly Owned Subsidiary of that person. Unless otherwise qualified, all references to a "Wholly Owned Subsidiary" or to "Wholly Owned Subsidiaries" shall refer to a Wholly Owned Subsidiary or Wholly Owned Subsidiaries of AK Steel.

Events of Default

   An event of default will occur under the indenture if:

    (1) we fail to pay interest on any note when that interest becomes due and payable, and the failure continues for a period of 30 days;

    (2) we fail to pay the principal of any note when the note becomes due and payable at its stated maturity, upon redemption, upon declaration or otherwise;

    (3) we fail to redeem or purchase notes when required pursuant to the indenture and the notes;

    (4) we fail to

      (a) comply with the covenant described under "--When AK Steel or Any of Its Subsidiaries May Merge or Transfer Assets,"

      (b) make or consummate an Offer in accordance with the provisions of "--Material Covenants--Limitation on Sales of Assets and Equity Interests of Subsidiaries" or

      (c) make or consummate a Change in Control Offer in accordance with the provisions of "--Change in Control Offer";

    (5) we fail to observe or comply with any of the agreements in the notes or the indenture, other than those referred to in clauses (1), (2), (3) or
  (4) above, which failure continues for 60 days after there has been given to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of notes then outstanding a written notice specifying the failure;

    (6) Debt of our company or any Significant Subsidiary is not paid within any applicable grace period after final maturity or is accelerated by the holders of that Debt because of a default, and the total amount of the Debt unpaid or accelerated exceeds $10.0 million or its foreign currency equivalent;

    (7) any guarantee of the notes issued by AK Holding or any Significant Subsidiary ceases to be in full force and effect other than in accordance with its terms, or AK Holding or any Significant Subsidiary or any person acting on behalf of AK Holding or that Significant Subsidiary denies or disaffirms its obligations under its guarantee of the notes;

    (8) specified events of bankruptcy, insolvency or reorganization occur with respect to our company, AK Holding or any Significant Subsidiary; and

    (9) any judgment or decree for the payment of money in excess of $10.0 million is rendered against our company, AK Holding or any Significant Subsidiary and is not discharged and either

      (a) an enforcement proceeding has been commenced by any creditor upon that judgment or decree or

      (b) there is a period of 60 days following that judgment or decree during which the judgment or decree is not discharged or waived or its execution stayed.


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

  If an event of default shall occur and be continuing, either the trustee or the holders of at least 25% in principal amount of the notes then outstanding may accelerate the maturity of all notes and, if accelerated, the principal of, premium, if any, and any accrued and unpaid interest on the notes shall become due and payable immediately; provided that in the case of any bankruptcy, insolvency or reorganization event of default, the amount shall become immediately due and payable without any declaration or other act on the part of the trustee or any holder. The holders of at least a majority in principal amount of the then outstanding notes may, under specified circumstances, rescind the acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all events of default, other than the nonpayment of accelerated principal of, premium, if any, and interest on notes, have been cured or waived as provided in the indenture. The holders of at least a majority in principal amount of the then outstanding notes may waive any past default under the indenture, except a default in the payment of principal, premium or interest on a note or default with respect to specified covenants under the indenture.

  Subject to provisions for the indemnification of the trustee, the holders of at least a majority in principal amount of the notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee, subject to specified limitations contained in the indenture.

  No holder of any note will have any right to pursue any remedy with respect to the indenture or the notes unless:

    (1) that holder shall have previously given to the trustee written notice of a continuing event of default;

    (2) the holders of at least 25% in principal amount of the notes shall have made written request to the trustee to pursue the remedy;

    (3) that holder shall have offered the trustee reasonable indemnity against any liability;

    (4) the trustee shall have failed to comply with the request within 60 days after the receipt of that request and the offer of indemnity; and

    (5) no written direction inconsistent with that request shall have been given to the trustee during that 60-day period by the holders of at least a majority in principal amount of the notes.

  We, AK Holding as guarantor and any other guarantor of the notes will be required to furnish to the trustee annually a statement as to the performance by us and the guarantors of certain of the obligations under the indenture and as to any default in that performance. Upon becoming aware of any default, we and each guarantor of the notes will be required to deliver an officers' certificate to the trustee setting forth the details of that default and the action which we, AK Holding or any other guarantor proposes to take with respect to the default.

Modification and Waiver

  Amendments of the indenture or the notes may be made by us, the guarantors of the notes and the trustee with the consent of the holders of at least a majority in principal amount of the notes; provided that no modification or amendment may, without the consent of the holder of each note affected by the amendment:

    (1) reduce the amount of notes whose holders must consent to an amendment;

    (2) reduce the rate or extend the interest payment time of any note;

    (3) reduce the principal amount of or extend the stated maturity of any note;

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

    (4) reduce the premium payable upon redemption or change the time at which any note may be redeemed;

    (5) change the currency of payment of any note;

    (6) make any change in the provisions concerning waiver of defaults by holders of the notes or the rights of holders to receive payments of principal or interest;

    (7) make any change in provisions regarding Change in Control; or

    (8) make any change in this provision.

  Without the consent of any holder of the notes, we, the guarantors of the notes and the trustee may amend the indenture or the notes:

    (1) to cure any ambiguity, omission, defect or inconsistency;

    (2) to comply with, among other things, the provisions discussed under "--When AK Steel or Any of Its Subsidiaries May Merge or Transfer Assets";

    (3) to provide for uncertificated notes in addition to or in place of certificated notes as provided in the indenture;

    (4) to add guarantees with respect to the notes;

    (5) to add to the covenants of our company or the guarantors for the benefit of the holders or to surrender any right or power conferred upon us or the guarantors in the indenture;

    (6) to reflect the release or addition of a guarantor pursuant to the terms of the indenture;

    (7) to comply with any requirements of the SEC in connection with qualifying the indenture under the Trust Indenture Act; or

    (8) to make any change that does not adversely affect the rights of any holder of the notes.

When AK Steel or Any of Its Subsidiaries May Merge or Transfer Assets

  The indenture provides that we shall not

    (1) consolidate with or merge with or into any other person,

    (2) permit any other person to consolidate with or merge into (a) our company or (b) any subsidiary of our company in a transaction in which the subsidiary or successor person remains or becomes a subsidiary of our company,

    (3) directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of its properties and assets,

    (4) directly or indirectly, (a) acquire Equity Interests or other ownership interests of any other person, other than as a Permitted Investment as defined in clause (5) of the definition of Permitted Investments, such that the person becomes a subsidiary of our company or
  (b) purchase, lease or otherwise acquire all or substantially all of the property and assets of any person or any existing business of any person, whether existing as a separate entity, subsidiary, division, unit or otherwise, or

    (5) permit any subsidiaries of our company to enter into any transaction described above unless:

      (a) We or our subsidiary will be the continuing entity or the resulting, surviving or transferee person, if not our company or a subsidiary of our company, will be a person organized and existing under the laws of the United States of America, any State thereof or the District of Columbia and that person shall expressly assume, by an indenture supplemental to the indenture, executed and delivered to the trustee, all the obligations of our company or its subsidiary under the notes and the indenture;

      (b) Immediately after giving effect to the transaction and treating any Debt that becomes an obligation of the resulting, surviving or transferee person or any of our subsidiaries as a result of that transaction as having been issued by that person or the subsidiary at the time of that transaction, no default under the indenture shall have occurred and be continuing;

      (c) Immediately after giving effect to the transaction, on a pro forma basis, we (or the resulting, surviving or transferee person, if not our company) would be able to issue at least $1.00 of Debt pursuant to the Consolidated EBITDA Coverage Ratio set forth in the first paragraph of the "Limitation on Debt" covenant;

      (d) Immediately after giving effect to the transaction, AK Holding shall have Consolidated Net Worth that is not less than the Consolidated Net Worth of AK Holding immediately prior to the transaction;

      (e) Each guarantor, unless it is the other party to the transactions described above, shall expressly confirm, by an indenture supplemental to the indenture, executed and delivered to the trustee, that its guarantee shall apply to the resulting, surviving or transferee person's obligations under the notes; and

      (f) We shall have delivered to the trustee an officers' certificate and an opinion of counsel, each stating that the consolidation, merger or transfer and the supplemental indentures, if any, comply with the indenture;

  provided, that clauses (c) and (d) shall not apply to

      (x) the consolidation or merger of any Wholly Owned Subsidiary with or into any other Wholly Owned Subsidiary or our company,

      (y) the transfer, conveyance, sale, lease or other disposal of all or substantially all of the properties or assets of a Non-Recourse Subsidiary or a subsidiary that is not a Significant Subsidiary, including any disposition by means of a merger, consolidation or similar transaction, or

      (z) the merger of AK Holding into our company.

  If after the date on which the old notes were originally issued any person shall become our subsidiary, other than a Non-Recourse Subsidiary, that person shall

    (1) unconditionally guarantee, by an indenture supplemental to the indenture, executed and delivered to the trustee, all of our obligations under the notes on the terms set forth in the indenture and

    (2) deliver to the trustee an opinion of counsel stating that the supplemental indenture has been duly authorized and constitutes the enforceable obligations of that person.

Defeasance

  We may terminate at any time all our obligations under the notes and the indenture, except for specified obligations, including those relating to the defeasance trust and obligations to register the transfer or exchange of the notes, to replace mutilated, destroyed, lost or stolen notes and to maintain

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

a registrar and paying agent in respect of the notes. This is known as "legal defeasance." At any time we may terminate our obligations under the covenants described under "--Material Covenants" and "--Change in Control Offer" above. We may exercise the legal defeasance option notwithstanding the prior exercise of the covenant defeasance option. If we exercise the legal defeasance option, payment of the notes may not be accelerated because of an event of default. If we exercise the covenant defeasance option, payment of the notes may not be accelerated because of those events of default by AK Steel specified in clause
(4) or (5) of the first paragraph of "--Events of Default" above.

  In order to exercise our defeasance options, we must irrevocably deposit in trust with the trustee money or U.S. Government Obligations for the payment of principal of, premium, if any, and interest on the notes to maturity or redemption and must comply with other conditions, including delivery to the trustee of an opinion of counsel to the effect that holders of the notes will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred. In addition, in the case of legal defeasance only, the opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable federal income tax law.

CONCERNING THE TRUSTEE

  The trustee may become owner or pledgee of notes and may otherwise deal with either AK Holding or affiliates of AK Holding with the same rights it would have if it were not trustee.

  The indenture provides that in case an event of default shall occur and be continuing, the trustee will exercise the rights and powers vested in it by the indenture and use the same degree of care and skill in their exercise as a prudent person would exercise or use under the circumstances in the conduct of that person's own affairs.

  Fifth Third Bank also serves as trustee under the indenture governing AK Steel's 9 1/8% Senior Notes Due 2006, and as transfer agent for AK Holding's common stock.

GOVERNING LAW

  The indenture, the notes and AK Holding's guarantee of the notes are governed by the laws of the State of New York.

THE PROPOSED AMENDMENTS

  If consented to by the holders of a majority in principal amount of the notes, the proposed amendments will become effective upon consummation of the merger.

  The proposed amendments, which will be contained in a supplemental indenture, will principally affect the following provisions of the indenture:

  . the definition of Consolidated Net Income and, as a consequence, the Limitation on Restricted Payments covenant,

  .  the definitions of Non-Recourse Subsidiary and Guarantor Subsidiary, and

  .  the "Lines of Business" covenant.

  Definition of Consolidated Net Income.

  AK Steel expects to record pre-tax charges in connection with the Armco merger. Because the merger is being accounted for as a pooling of interests, these charges are required by generally accepted accounting principles to be expensed at one time, instead of being capitalized and amortized over future periods as would be permitted if the merger were accounted for as a purchase. The resulting reduction in Consolidated Net Income will reduce the amount available under the "Limitation on Restricted Payments" covenant for the payment of dividends and would adversely affect AK Holding's ability to continue to pay regular dividends to its stockholders until late 2000.

  The proposed amendments will permit these charges, as well as similar charges associated with future business combination transactions, to be excluded from the calculation of Consolidated Net Income under the indenture solely for purposes of the "Limitation on Restricted Payments" covenant. This exclusion would be permitted only to the extent that the charges are not permitted by generally accepted accounting principles to be capitalized and amortized over future periods.

  Definition of Non-Recourse Subsidiary and Guarantor Subsidiary.

  The indenture currently provides that any subsidiary of AK Steel that conducts operations, other than a Non-Recourse Subsidiary, must guarantee AK Steel's Obligations in respect of the notes on the same terms as AK Holding's guarantee. At present, none of AK Steel's operations is conducted through subsidiaries and, therefore, none of AK Steel's existing subsidiaries is a guarantor of the notes.

  Armco conducts various operations through subsidiaries. Upon consummation of the merger, Armco's subsidiaries will become subsidiaries of AK Steel and, unless classified as Non-Recourse Subsidiaries, would be required to guarantee the notes. Only one of Armco's domestic subsidiaries, Douglas Dynamics, has operations that would be material to the pro forma results of the combined companies following the merger. In addition, Armco has a number of foreign subsidiaries, none of which would be deemed a Significant Subsidiary as defined in the indenture.

  Under the indenture as currently in effect, the determination of whether a subsidiary is a Non-Recourse Subsidiary is purely factual and not within AK Steel's control. The proposed amendment would permit AK Steel to designate one or more subsidiaries, including those to be acquired as a result of the Armco merger, as Non-Recourse Subsidiaries. A subsidiary that is so designated would not be subject to most of the restrictive covenants in the indenture and would not be obligated to guarantee the notes. However, its financial results must be excluded from the calculation of Consolidated Net Income and any further investments in and loans to that subsidiary by AK Steel would be subject to the "Limitation on Restricted Payments" covenant. It is anticipated that all of Armco's domestic subsidiaries, other than Douglas Dynamics, will be designated as Non-Recourse Subsidiaries.

  The proposed amendments also will modify the definition of Guarantor Subsidiary to exclude from that definition, and, as a consequence, from the obligation to guarantee the notes, any foreign subsidiary that is not more than 80% owned by AK Steel or that is not a Significant Subsidiary. Because none of Armco's foreign subsidiaries would be a Significant Subsidiary, none of those subsidiaries will be required to guarantee the notes. This will avoid potential adverse tax consequences that can result from a guarantee by a foreign entity of the debt obligations of a domestic obligor.

  As a result of the foregoing amendments, it is expected that Douglas Dynamics will be the only subsidiary of Armco that will become a guarantor of the notes.

 Lines of Business Covenant

  Under the indenture as currently in effect, AK Steel and its subsidiaries may engage only in those lines of business in which they were engaged at the date of issuance of the old notes and businesses reasonably related thereto. Although Armco is principally engaged in the manufacture of stainless and electrical steels, which are the same as or closely related to AK Steel's existing business, it also has unrelated businesses, such as the operation of an industrial park.

  To accommodate these non-core operations following consummation of the merger, the proposed amendments would modify the "Lines of Business" covenant to permit AK Steel and its subsidiaries to engage in any business so long as they remain principally engaged in the businesses in which they were engaged prior to the merger and businesses reasonably related thereto.

                        FEDERAL INCOME TAX CONSEQUENCES

  The following is a summary of the material United States federal income tax consequences generally applicable to the exchange offer. The statements of United States tax law set forth below are based on the laws, regulations and administrative and judicial decisions applicable as of the date of this prospectus, and are subject to any changes in relevant United States authorities occurring after that date. Any of those changes, which could be retroactive, could affect the continuing validity of this discussion.

  The exchange of old notes for new notes in the exchange offer will not be a taxable exchange for U.S. federal income tax purposes. As a result, there will be no federal income tax consequences to a holder exchanging an old unregistered note for a new registered note in the exchange offer. A holder should have the same adjusted basis and holding period in the new note as it had in the old note immediately before the exchange.

  The preceding paragraph summarizes the material U.S. federal income tax consequences associated with the exchange of the old notes for new notes in the exchange offer. This summary applies only to those persons who are the initial holders of old notes, who acquired old notes for cash and who hold old notes as capital assets, and assumes that the old notes were not issued with "original issue discount," as defined in the Internal Revenue Code of 1986. This summary also does not address the U.S. federal income tax consequences of the exchange of notes not held as capital assets within the meaning of Section 1221 of the Code, or the U.S. federal income tax consequences to investors subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, tax-exempt entities, banks, thrifts, insurance companies, persons that hold the notes as part of a "straddle," a "hedge" against currency risk or a "conversion transaction," persons that have a "functional currency" other than the U.S. dollar and investors in pass-through entities. It also does not address any consequences arising under U.S. federal gift and estate taxes or under the tax laws of any state, local or foreign jurisdiction.

  Persons considering the exchange of old notes for new notes in the exchange offer should consult their own tax advisors concerning the application of United States federal income tax laws, as well as the laws of any state, local, or other taxing jurisdiction applicable to their particular situations.

                              PLAN OF DISTRIBUTION

  Each broker-dealer that receives new notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of new notes received in exchange for old notes that had been acquired as a result of market-making or other trading activities. We have agreed that, for a period of 180 days after the expiration date of the exchange offer, we will make this prospectus, as it may be amended or supplemented, available to any broker-dealer for use in connection with those resales.

  We will not receive any proceeds from any sales of new notes by broker-dealers. Registered notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Those resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of those notes. Any broker-dealer that resells new notes that it received for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of those notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of those notes and any commission or concessions received by any participating broker or dealer may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

                                 LEGAL MATTERS

  The validity of the notes offered hereby is being passed upon for us by Weil, Gotshal & Manges LLP, New York, New York.

                                    EXPERTS

  The financial statements incorporated in this prospectus by reference from AK Steel Holding Corporation's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which also is incorporated herein by reference, and have been incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

  The Armco consolidated financial statements incorporated in this prospectus by reference from Armco's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                           FORWARD-LOOKING STATEMENTS

  This prospectus includes "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements in this prospectus, including statements in the 1998 Annual Report on Form 10-K of AK Steel Holding Corporation that we have incorporated in this prospectus by reference, other than statements of historical fact, including, without limitation, the statements in the 1998 Annual Report on Form 10-K under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," regarding AK Steel's profitability, financial position, liquidity and capital requirements, as well as the anticipated product mix, costs, tonnage capabilities, performance characteristics and benefits of Rockport Works, are forward-looking statements. The words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions used in this prospectus and the 1998 Annual Report on Form 10-K are intended to identify forward-looking statements. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we cannot assure you that those expectations will prove to have been correct. Important factors that could cause actual results to differ materially from management's expectations are disclosed in this prospectus, including, without limitation, under "Risk Factors." These factors include, but are not necessarily limited to, the following:

  . the effect of unplanned outages with respect to our operations;

  . the highly cyclical nature of the domestic steel industry and many of the markets supplied by us and the effect of that cyclicality on prices and volume;

  . the potential impact of strikes or work stoppages at facilities of our customers and suppliers;

  . the sensitivity of our results to changes in the prices obtained by us for our products;

  . intense competition due to world steel overcapacity, new domestic capacity over the next several years and imports;

  . the high capital requirements associated with integrated steel facilities;

  . the significant costs associated with environmental controls and remediation expenditures and the uncertainty of future environmental control requirements;

  . employment matters, including costs and uncertainties associated with our collective bargaining agreements, and employee postretirement obligations;

  . our highly leveraged capital structure;

  . the effect of our customers and suppliers not becoming Year 2000 compliant in a timely manner;

  . the effect of existing and possible future lawsuits filed against us; and

  . general economic and business conditions, including changes in the condition of the capital markets and equity markets.

All subsequent written and oral forward-looking statements by or attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors.

          UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

  The proposed merger of Armco into AK Steel is to be accounted for in accordance with the pooling of interests method of accounting pursuant to APB Opinion No. 16. Accordingly, the accompanying unaudited pro forma combined condensed financial information gives effect to the transaction in accordance with the pooling of interests method of accounting. Pursuant to Rule 11-02 of Regulation S-X~ the unaudited pro forma combined condensed financial information excludes the results of discontinued operations, extraordinary items and cumulative effects of a change in accounting.

  The unaudited pro forma combined condensed financial information should be read in conjunction with AK Holding's and Armco's audited consolidated financial statements and accompanying notes included in their respective annual reports on Form 10-K for the years ended December 31, 1996, 1997 and 1998 and AK Holding's and Armco's unaudited condensed consolidated financial statements and accompanying notes included in their respective quarterly reports on Form 10-Q for the three months ended March 31, 1998 and 1999.

  The unaudited pro forma combined condensed financial information has been prepared in accordance with generally accepted accounting principles. These principles require management to make extensive use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The unaudited pro forma combined condensed results of operations are not indicative of the operating results that would have been achieved if the merger had been consummated on January 1, 1996, nor are they necessarily indicative of future operating results.

  The unaudited pro forma combined condensed balance sheet gives effect to the merger as if it had occurred on March 31, 1999 by combining the balance sheets of each of AK Holding and Armco at March 31, 1999. The unaudited pro forma combined condensed statements of continuing operations give effect to the merger as if it had occurred on January 1, 1996.

               UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
                            OF CONTINUING OPERATIONS

                      For the Year Ended December 31, 1996
                (dollars in millions, except per share amounts)

                         AK Holding   Armco     Combined     Total      Pro Forma
                         Historical Historical Historical Adjustments   Combined
                         ---------- ---------- ---------- -----------   ---------
Net sales...............  $2,301.8   $1,724.0   $4,025.8    $(29.3)(1)  $3,996.5
Operating costs:
  Cost of products
   sold.................   1,846.5    1,548.4    3,394.9     (56.3)(2)   3,314.3
                                                             (24.3)(1)
  Selling and
   administrative
   expenses.............     114.7       92.1      206.8      (2.4)(2)     204.4
  Depreciation..........      76.1                  76.1      58.7 (2)     134.8
  Special charges.......                  8.8        8.8                     8.8
                          --------   --------   --------                --------
    Total Operating
     costs..............   2,037.5    1,649.3    3,686.6                 3,662.3
Operating profit........     264.5       74.7      339.2                   334.2
Interest income.........                 10.1       10.1     (10.1)(3)
Interest expense........      39.8       36.3       76.1                    76.1
Other income............      12.3                  12.3      10.1 (3)      22.4
Sundry other, net.......                (21.1)     (21.1)                  (21.1)
                          --------   --------   --------                --------
Income before income
 taxes..................     237.0       27.4      264.4                   259.4
Income tax provision....      91.1        1.4       92.5      72.2 (4)     162.7
                                                              (2.0)(1)
Minority interest.......                                       8.1 (5)       8.1
                          --------   --------   --------                --------
Income from continuing
 operations.............  $  145.9   $   26.0   $  171.9                $   88.6
                          ========   ========   ========                ========
Income per share of
 common stock from
 continuing operations:*
  Basic**...............  $   2.57   $   0.08                           $   0.82 (6)
                          ========   ========                           ========
  Diluted...............  $   2.35   $   0.08                           $   0.90 (6)
                          ========   ========                           ========
Weighted average number
 of shares of common
 stock (in thousands):*
  Basic.................    52,400    106,600                             82,497 (6)
                          ========   ========                           ========
  Diluted...............    62,100    106,600                             98,295 (6)
                          ========   ========                           ========

--------
* AK Holding Historical restated for a two-for-one common stock split effective November 17, 1997.

**$20.9 million of preferred dividends were excluded from the basic earnings per share calculation.

   See accompanying notes to unaudited pro forma combined condensed financial information.

               UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
                            OF CONTINUING OPERATIONS

                      For the Year Ended December 31, 1997
                (dollars in millions, except per share amounts)

                         AK Holding   Armco     Combined     Total      Pro Forma
                         Historical Historical Historical Adjustments   Combined
                         ---------- ---------- ---------- -----------   ---------
Net sales...............  $2,440.5   $1,829.3   $4,269.8    $(32.4)(1)  $4,237.4
Operating costs:
  Cost of products
   sold.................   1,964.5    1,623.9    3,588.4     (59.0)(2)   3,499.7
                                                             (29.7)(1)
  Selling and adminis-
   trative expenses.....     114.8      100.0      214.8      (2.3)(2)     212.5
  Depreciation..........      79.8                  79.8      61.3 (2)     141.1
  Special charges.......
                          --------   --------   --------                --------
    Total Operating
     costs..............   2,159.1    1,723.9    3,883.0                 3,853.3

Operating profit........     281.4      105.4      386.8                   384.1

Interest income.........                 10.6       10.6     (10.6)(3)
Interest expense........      76.3       35.5      111.8                   111.8
Other income............      36.4                  36.4      10.6 (3)      47.0
Sundry other, net.......                 (1.1)      (1.1)                   (1.1)
                          --------   --------   --------                --------

Income before income
 taxes..................     241.5       79.4      320.9                   318.2

Income tax provision....      90.6        2.3       92.9      41.7 (4)     133.5
                                                              (1.1)(1)
Minority interest.......                                       8.1 (5)       8.1
                          --------   --------   --------                --------

Income from continuing
 operations.............  $  150.9   $   77.1   $  228.0                $  176.6
                          ========   ========   ========                ========
Income per share of
 common stock from
 continuing operations:
  Basic*................  $   2.59   $   0.55                           $   1.86 (6)
                          ========   ========                           ========
  Diluted...............  $   2.43   $   0.55                           $   1.79 (6)
                          ========   ========                           ========

Weighted average number
 of shares of common
 stock (in thousands):
  Basic.................    55,200    107,000                             85,398 (6)
                          ========   ========                           ========
  Diluted...............    62,000    125,300                             98,393 (6)
                          ========   ========                           ========

--------
* $17.5 million of preferred dividends were excluded from the basic earnings per share calculation.

   See accompanying notes to unaudited pro forma combined condensed financial information.

               UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
                            OF CONTINUING OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1998

                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                          AK HOLDING   ARMCO     COMBINED     TOTAL      PRO FORMA
                          HISTORICAL HISTORICAL HISTORICAL ADJUSTMENTS   COMBINED
                          ---------- ---------- ---------- -----------   ---------
Net sales...............   $2,393.6   $1,706.5   $4,100.1    $(23.2) (1) $4,076.9
Operating costs:
  Cost of products
   sold.................    1,963.4    1,503.1    3,466.5     (60.7) (2)  3,340.2
                                                              (26.8) (1)
                                                              (38.8) (7)
  Selling and adminis-
   trative expenses.....      118.8       95.8      214.6      (2.6) (2)    212.0
  Depreciation..........       97.8                  97.8      63.3  (2)    161.1
  Special charges.......
                           --------   --------   --------                --------
    Total Operating
     costs..............    2,180.0    1,598.9    3,778.9                 3,713.3
Operating profit........      213.6      107.6      321.2                   363.6
Interest income.........                   9.0        9.0      (9.0) (3)
Interest expense........       56.0       28.9       84.9                    84.9
Other income............       18.6                  18.6       9.0  (3)     27.6
Sundry other, net.......                             27.7                    27.7
                           --------   --------   --------                --------
Income before income
 taxes..................      176.2      115.4      291.6                   334.0
Income tax provision....       61.7        5.8       67.5      36.0  (4)    120.0
                                                               15.1  (7)
                                                                1.4  (1)
Minority interest.......                                        8.1  (5)      8.1
                           --------   --------   --------                --------
Income from continuing
 operations.............   $  114.5   $  109.6   $  224.1                $  205.9
                           ========   ========   ========                ========
Income per share of com-
 mon stock from continu-
 ing operations:
  Basic*................   $   1.93   $   0.85                           $   2.19 (6)
                           ========   ========                           ========
  Diluted...............   $   1.92   $   0.81                           $   2.14 (6)
                           ========   ========                           ========
Weighted average number
 of shares of common
 stock (in thousands):
  Basic.................     59,300    107,800                             89,688 (6)
                           ========   ========                           ========
  Diluted...............     59,600    126,200                             96,178 (6)
                           ========   ========                           ========

--------
* $9.8 million of preferred dividends were excluded from the basic earnings per share calculation.

   See accompanying notes to unaudited pro forma combined condensed financial information.

               UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
                            OF CONTINUING OPERATIONS

                For the Three Month Period Ended March 31, 1998
                (dollars in millions, except per share amounts)

                         AK Holding   Armco     Combined     Total      Pro Forma
                         Historical Historical Historical Adjustments   Combined
                         ---------- ---------- ---------- -----------   ---------
Net sales...............   $588.2    $ 447.7    $1,035.9    $ (9.2)(1)  $1,026.7
Operating costs:
  Cost of products
   sold.................    483.6      404.4       888.0     (15.5)(2)     857.7
                                                              (5.0)(1)
                                                              (9.8)(7)
  Selling and
   administrative
   expenses.............     29.2       22.0        51.2      (0.6)(2)      50.6
  Depreciation..........     21.2                   21.2      16.1 (2)      37.3
  Special charges.......
                           ------    -------    --------                --------
    Total Operating
     costs..............    534.0      426.4       960.4                   945.6
Operating profit........     54.2       21.3        75.5                    81.1
Interest income.........                 2.5         2.5      (2.5)(3)
Interest expense........     15.7        7.6        23.3                    23.3
Other income............      6.9                    6.9       2.5 (3)       9.4
Sundry other, net.......                 5.9         5.9                     5.9
                           ------    -------    --------                --------
Income before income
 taxes..................     45.4       22.1        67.5                    73.1
Income tax provision....     17.0        1.8        18.8       6.2 (4)      27.2
                                                               3.8 (7)
                                                              (1.6)(1)
Minority interest.......                                       2.0 (5)       2.0
                           ------    -------    --------                --------
Income from continuing
 operations.............   $ 28.4    $  20.3    $   48.7                $   43.9
                           ======    =======    ========                ========
Income per share of
 common stock from
 continuing operations:
  Basic*................   $ 0.47    $  0.15                            $   0.46 (6)
                           ======    =======                            ========
  Diluted...............   $ 0.47    $  0.15                            $   0.45 (6)
                           ======    =======                            ========
Weighted average number
 of shares of common
 stock (in thousands):
  Basic.................   59,900    107,400                              90,288 (6)
                           ======    =======                            ========
  Diluted...............   60,200    125,700                              96,776 (6)
                           ======    =======                            ========

--------
* $2.5 million of preferred dividends were excluded from the basic earnings per share calculation.

   See accompanying notes to unaudited pro forma combined condensed financial information.

               UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS
                            OF CONTINUING OPERATIONS

                For the Three Month Period Ended March 31, 1999
                (dollars in millions, except per share amounts)

                         AK Holding   Armco     Combined     Total      Pro Forma
                         Historical Historical Historical Adjustments   Combined
                         ---------- ---------- ---------- -----------   ---------
Net sales...............   $632.2    $ 407.9    $1,040.1    $ (5.2)(1)  $1,034.9
Operating costs:
  Cost of products
   sold.................    521.5      353.7       875.2     (16.1)(2)     852.0
                                                              (7.7)(1)
                                                               0.6 (7)
  Selling and
   administrative
   expenses.............     30.2       25.9        56.1      (0.8)(2)      55.3
  Depreciation..........     33.2                   33.2      16.9 (2)      50.1
  Special charges.......
                           ------    -------    --------                --------
    Total Operating
     costs..............    584.9      379.6       964.5                   957.4
Operating profit........     47.3       28.3        75.6                    77.5
Interest income.........                 2.4         2.4      (2.4)(3)
Interest expense........     24.7        5.8        30.5                    30.5
Other income............      3.2                    3.2       2.4 (3)       5.6
Sundry other, net.......                 4.7         4.7                     4.7
                           ------    -------    --------                --------
Income before income
 taxes..................     25.8       29.6        55.4                    57.3
Income tax provision....     (1.8)       4.4         2.6       6.9 (4)      10.3
                                                               1.0 (1)
                                                              (0.2)(7)
Minority interest.......                                       2.0 (5)       2.0
                           ------    -------    --------                --------
Income from continuing
 operations.............   $ 27.6    $  25.2    $   52.8                $   45.0
                           ======    =======    ========                ========
Income per share of
 common stock from
 continuing operations:
  Basic*................   $ 0.47    $  0.19                            $   0.47(6)
                           ======    =======                            ========
  Diluted...............   $ 0.46    $  0.18                            $   0.47(6)
                           ======    =======                            ========
Weighted average number
 of shares of common
 stock (in thousands):
  Basic.................   59,200    108,400                              89,809(6)
                           ======    =======                            ========
  Diluted...............   59,700    126,800                              96,733(6)
                           ======    =======                            ========

--------
* $2.5 million of preferred dividends were excluded from the basic earnings per share calculation.




   See accompanying notes to unaudited pro forma combined condensed financial information.

             UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEETS
                               At March 31, 1999
                             (dollars in millions)

                          AK Holding   Armco     Combined   Pro Forma       Pro Forma
         ASSETS           Historical Historical Historical Adjustments      Combined
         ------           ---------- ---------- ---------- ------------     ---------
Current Assets:
  Cash and cash
   equivalents..........   $  498.2   $  145.5   $  643.7    $(119.0) (8)   $   504.7
                                                               (20.0) (9)
  Short-term
   investments..........                  10.7       10.7                        10.7
  Accounts receivable,
   net..................      314.5      190.9      505.4                       505.4
  Inventories, net......      390.6      264.3      654.9       (5.2) (10)      649.7
  Other.................       17.0       12.2       29.2       (9.2) (11)       20.0
                           --------   --------   --------                   ---------
    Total Current
     Assets.............    1,220.3      623.6    1,843.9                     1,690.5
                           --------   --------   --------                   ---------
Property, plant and
 equipment..............    3,016.6    1,341.7    4,358.3                     4,358.3
Less accumulated
 depreciation...........     (714.8)    (730.9)  (1,445.7)                   (1,445.7)
                           --------   --------   --------                   ---------
  Property, plant and
   equipment, net.......    2,301.8      610.8    2,912.6                     2,912.6
                           --------   --------   --------                   ---------
Investment in AFSG......                  85.6       85.6                        85.6
Other investments, net..                  26.3       26.3      (26.3) (13)
Prepaid pension.........      168.8                 168.8      (38.2) (11)      130.6
Deferred taxes..........                 312.8      312.8      (65.1) (11)      497.7
                                                               250.8  (4)
                                                                 0.2  (7)
                                                                (1.0) (10)
Goodwill................                 127.1      127.1                       127.1
Other...................       80.5       21.6      102.1       26.3  (13)      128.4
                           --------   --------   --------                   ---------
    Total Assets........   $3,771.4   $1,807.8   $5,579.2                    $5,572.5
                           ========   ========   ========                   =========
    LIABILITIES AND
  STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts and notes
   payable..............   $  279.4   $  130.5   $  409.9                   $   409.9
  Accrued salaries and
   wages................                                     $  67.5  (12)       67.5
  Employment related
   liabilities..........                 119.9      119.9     (119.9) (12)
  Other accruals........      208.8       53.2      262.0      (13.0) (12)      249.0
  Current portion of
   deferred taxes.......       20.4                  20.4       (9.2) (11)       11.2
  Current potion of
   long-term debt.......      325.0        5.9      330.9                       330.9
  Current portion of
   pension obligation...                                         1.5  (12)        1.5
  Current portion of
   postretirement
   benefit obligation...                                        63.9  (12)       63.9
                           --------   --------   --------                   ---------
    Total Current
     Liabilities........      833.6      309.5    1,143.1                     1,133.9
                           --------   --------   --------                   ---------
Noncurrent Liabilities:
  Long-term debt........    1,280.0      250.5    1,530.5                     1,530.5
  Long-term pension
   obligation...........                                        37.6  (12)
                                                               (38.2) (11)
                                                                 0.6  (7)
  Long-term
   postretirement
   benefit obligation...      578.2                 578.2      833.4  (12)    1,411.6
  Long-term employee
   benefit liabilities..                 889.7      889.7     (889.7) (12)
  Deferred taxes........       65.1                  65.1      (65.1) (11)
  Other liabilities.....       61.6      158.9      220.5       18.7  (12)      239.2
  Commitments and
   contingencies........
                           --------   --------   --------                   ---------
    Total Noncurrent
     Liabilities........    1,984.9    1,299.1    3,284.0                     3,181.3
                           --------   --------   --------                   ---------
    Total Liabilities...    2,818.5    1,608.6    4,427.1                     4,315.2
                           --------   --------   --------                   ---------
Stockholders Equity:
  Preferred stock, Class
   A....................                 137.6      137.6       (7.2) (8)       130.4
                                                              (130.4) (8)
                                                               130.4  (8)
  Preferred stock, Class
   B ...................                  48.3       48.3      (48.3) (8)
  Common stock..........        0.6        1.1        1.7       (1.1) (8)         0.9
                                                                 0.3  (8)
  Additional paid-in-
   capital..............      725.9      975.9    1,701.8     (975.9) (8)     1,636.6
                                                               914.3  (8)
                                                                (3.6) (14)
  Treasury stock........      (88.2)                (88.2)                      (88.2)
  Retained
   earnings/(deficit)...      313.3     (957.9)    (644.6)      (1.1) (8)      (421.5)
                                                               250.8  (4)
                                                                (6.2) (10)
                                                                (0.4) (7)
                                                               (20.0) (9)
  Accumulated other
   comprehensive income
   (loss)...............        1.3                   1.3       (2.2) (14)       (0.9)
  Other.................                  (5.8)      (5.8)       5.8  (14)
                           --------   --------   --------                   ---------
  Total Stockholders'
   Equity...............      952.9      199.2    1,152.1                     1,257.3
                           --------   --------   --------                   ---------
  Total Liabilities and
   Stockholders'
   Equity...............   $3,771.4   $1,807.8   $5,579.2                    $5,572.5
                           ========   ========   ========                   =========

   See accompanying notes to unaudited pro forma combined condensed financial information.

                          NOTES TO UNAUDITED PRO FORMA
                    COMBINED CONDENSED FINANCIAL INFORMATION

 (1) Represents the elimination of sales between AK Holding and Armco.
 (2) Represents a reclassification of depreciation expense to conform the presentation of Armco results to that of AK Holding.
 (3) Represents a reclassification of interest income to conform the presentation of Armco results to that of AK Holding.
 (4) Represents an adjustment to the deferred tax asset and income tax provision as a result of the merger. Deferred tax assets have been adjusted based upon a revised assessment of the expected realization of future tax benefits. The income tax provision has been adjusted to reflect the operations of the combined company.
 (5) Represents a reclassification of Armco's dividends on preferred stock to a component of income from continuing operations to conform the presentation of Armco results to that of AK Holding.
 (6) The pro forma combined per share amounts are based upon the combined weighted average of AK Holding and Armco common stock outstanding for all periods presented based upon Armco stockholders receiving 0.2836 of a share of AK Holding common stock for each share of Armco common stock held.
 (7) Represents an adjustment necessary to conform the results of AK Holding's method of accounting for pension and postretirement benefits to that of Armco as a result of Armco's change in accounting in 1998. Prior to 1998, AK Steel and Armco were both amortizing unrecognized gains and losses on pensions and postretirement benefits using the minimum amortization approach under SFAS 87 and SFAS 106. In 1998, Armco changed its amortization method to provide for immediate recognition into income of all gains and losses in excess of the 10 percent corridor. Gains and losses that fall within the 10 percent corridor are amortized over the remaining service life of active participants. We believe that the amortization method used by Armco is the preferable method because it will accelerate the recognition into income of events that have occurred. This change will have a continuing impact on the combined company and may increase the sensitivity of its results of operations in periods of market volatility.
 (8) Represents the redemption of the Armco $2.10 Class A series and Class B series of preferred stock, the conversion of the Armco $3.625 Class A series of preferred stock to an identical series of AK Holding preferred stock, and the conversion of Armco common stock into AK Holding common stock and reflects the impact of pro forma adjustments.

 (9) AK Holding estimates it will incur direct transaction costs of approximately $20.0 million associated with the merger. Those costs consist primarily of investment banking, legal, accounting, printing, and regulatory filing fees. The unaudited pro forma combined condensed balance sheet reflects such expenses as if they had been paid as of March 31, 1999. Pro forma net income and earnings per share do not reflect these one-time transaction costs. In addition, as a result of the merger, AK Holding estimates it will incur additional one-time charges to the results of operations of the combined company that could range from $230.0 million to $275.0 million. These special charges were not included in the unaudited pro forma combined condensed statements of operations and balance sheet and are estimated as follows:

                                                                     Range
                                                               -----------------
     Facilities............................................... $ 70.0 --  $ 85.0
     Employee related.........................................  120.0 --   140.0
     Change in control........................................   40.0 --    50.0
                                                               ------     ------
         Total................................................ $230.0 --  $275.0

      AK Holding is still developing the details of these estimated one-time special charges. Once the appropriate accounting criteria are met, these charges will recorded in AK Holding's results of operations.
(10) Represents the elimination of the profit on sales between AK Holding and Armco included in ending inventory.
(11) Represents a reclassification necessary to net the deferred tax and pension assets and liabilities.

(12) Represents the reclassification of employment-related liabilities and long-term employee benefit liabilities to conform the presentation of Armco results to that of AK Holding.
(13) Represents a reclassification of other investments, net to conform the presentation of Armco results to that of AK Holding.
(14) Represents a reclassification of other stockholders' equity to conform the presentation of Armco results to those of AK Holding.

                                     [LOGO]

                              AK Steel Corporation

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

  AK Steel Corporation and AK Steel Holding Corporation ("Holding") are each Delaware corporations. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the "DGCL"), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to
Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. The Certificate of Incorporation of each of AK Steel and Holding has eliminated the personal liability of its directors to the fullest extent permitted by law.

  Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

  Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

  Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

  Article Seven of the Certificate of Incorporation of each of AK Steel and Holding states that the corporation shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was a director, officer or employee of the corporation, or is or was serving at the request of the corporation as a director, officer or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the full extent permitted by law, and the corporation may adopt by-laws or enter into agreements with any such person for the purpose of providing such indemnification.

Item 21. Exhibits and Financial Statement Schedules.

 (a) Exhibits

      Exhibit
      Number                                  Description
      -------                                 -----------
      4.1     --Indenture, dated as of December 17, 1996 (the "1996 Indenture"), relating to AK Steel's 9 1/8% Senior Notes Due 2006 (including form of notes) (incorporated herein by reference to Exhibit 4.1 to AK Steel's
               Registration Statement on Form S-4, No. 333-19781 ("Registration No. 333-
               19781")).
      4.2     --Indenture, dated as of February 10, 1999, relating to AK Steel's 7 7/8%
               Senior Notes Due 2009 (incorporated herein by reference to Exhibit 1 to
               Holding's Current Report on Form 8-K dated February 17, 1999.
      4.3     --Form of Note Purchase Agreement, dated as of December 17, 1996, with respect to AK Steel's Senior Secured Notes Due 2004 (incorporated herein by reference to Exhibit 4.5 to Registration No. 333-19781).

      4.4   --Form of First Supplemental Indenture to Indenture dated as of December
             17, 1996, relating to AK Steel's 9 1/8% Senior Notes Due 2006.**
      4.5   --Form of First Supplemental Indenture to Indenture dated as of February
             10, 1999, relating to AK Steel's 7 7/8% Senior Notes Due 2009.**
       5    --Opinion of Weil, Gotshal & Manges LLP.*
      12    --Ratio of Earnings to Combined Fixed Charges.*
      23.1  --Consent of Deloitte & Touche LLP (auditors for AK Steel).**
      23.2  --Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5).*
      23.3  --Consent of Deloitte & Touche LLP (auditors for Armco Inc.)**
      24    --Power of Attorney (included on signature pages).
      25    --Statement of Eligibility on Form T-1 of Fifth Third Bank.*
      99.1  --Form of Letter of Transmittal.*
      99.2  --Form of Notice of Guaranteed Delivery.*

--------
 * Previously filed.
** Filed herewith.

 (b) Schedules

  All schedules are omitted as the required information is presented in Holding's consolidated financial statements or related notes or such schedules are not applicable.

Item 22. Undertakings.

  (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of that registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrants will, unless in the opinion of their counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (b) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (c) Each of the undersigned registrants hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

  (d) Each of the undersigned registrants hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

      (i) To include any prospectus inquired by Section 10(a)(3) of the Securities Act of 1933;

      (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

      (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

  provided, however, that paragraphs (d)(l)(i) and (d)(l)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    (2) That for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, AK Steel Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Middletown, State of Ohio.

                                          AK STEEL CORPORATION
Date: August 2, 1999

                                               /s/ James L. Wainscott
                                          By: _________________________________
                                                    James L. Wainscott
                                                 Vice President, Treasurer
                                                and Chief Financial Officer

              Signature                         Title                Date

                  *                     Chairman and Chief      August 2, 1999
-------------------------------------    Executive Officer
       Richard M. Wardrop, Jr.           (Principal
                                         Executive Officer)

                  *                     Vice President,
-------------------------------------    Treasurer and Chief    August 2, 1999
         James L. Wainscott              Financial Officer
                                         (Principal
                                         Financial Officer)

                  *                     Controller
-------------------------------------    (Principal             August 2, 1999
          Donald B. Korade               Accounting Officer)

                                              Director
-------------------------------------
             Allen Born

                  *                           Director
-------------------------------------                           August 2, 1999
           John A. Georges

                  *                           Director
-------------------------------------                           August 2, 1999
         Dr. Bonnie G. Hill

                  *                           Director
-------------------------------------                           August 2, 1999
          Robert H. Jenkins

                  *                           Director
-------------------------------------                           August 2, 1999
          Lawrence A. Leser

     /s/ James L. Wainscott
*By: ________________________________
         James L. Wainscott
          Attorney-in-fact

              Signature                         Title                Date

                                              Director
-------------------------------------
          Robert E. Northam

                  *                           Director
-------------------------------------                           August 2, 1999
             Cyrus Tang

                  *                           Director
-------------------------------------                           August 2, 1999
       James A. Thomson, Ph.D.

     /s/ James L. Wainscott
*By: ________________________________
         James L. Wainscott
          Attorney-in-fact

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act of 1933, as amended, AK Steel Holding Corporation has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Middletown, State of Ohio.

Date: August 2, 1999                      AK STEEL HOLDING CORPORATION

                                               /s/ James L. Wainscott
                                          By: _________________________________
                                                    James L. Wainscott
                                               Vice President, Treasurer and
                                                  Chief Financial Officer

              Signature                        Title                 Date

                  *                    Chairman and
-------------------------------------   ChiefExecutive          August 2, 1999
       Richard M. Wardrop, Jr.          Officer (Principal
                                        Executive Officer)

                  *                    Vice President,
-------------------------------------   Treasurer and Chief     August 2, 1999
         James L. Wainscott             Financial Officer
                                        (Principal
                                        Financial Officer)

                  *                    Controller
-------------------------------------   (Principal              August 2, 1999
          Donald B. Korade              Accounting Officer)

                                             Director
-------------------------------------
             Allen Born

                  *                          Director
-------------------------------------                           August 2, 1999
           John A. Georges

                  *                          Director
-------------------------------------                           August 2, 1999
         Dr. Bonnie G. Hill

                  *                          Director
-------------------------------------                           August 2, 1999
          Robert H. Jenkins

                  *                          Director
-------------------------------------                           August 2, 1999
          Lawrence A. Leser

                                             Director
-------------------------------------
          Robert E. Northam

                  *                          Director
-------------------------------------                           August 2, 1999
             Cyrus Tang

                  *                          Director
-------------------------------------                           August 2, 1999
       James A. Thomson, Ph.D.

     /s/ James L. Wainscott
*By: ________________________________
         James L. Wainscott
          Attorney-in-fact

                                 EXHIBIT INDEX

 Exhibit
 Number                                  Description
 -------                                 -----------
 4.1     --Indenture, dated as of December 17, 1996 (the "1996 Indenture"), relating to AK Steel's 9 1/8% Senior Notes Due 2006 (including form of notes) (incorporated herein by reference to Exhibit 4.1 to AK Steel's
          Registration Statement on Form S-4, No. 333-19781 ("Registration No. 333-
          19781")).
 4.2     --Indenture, dated as of February 10, 1999, relating to AK Steel's 7 7/8%
          Senior Notes Due 2009 (incorporated herein by reference to Exhibit 1 to
          Holding's Current Report on Form 8-K dated February 17, 1999.
 4.3     --Form of Note Purchase Agreement, dated as of December 17, 1996, with respect to AK Steel's Senior Secured Notes Due 2004 (incorporated herein by reference to Exhibit 4.5 to Registration No. 333-19781).
 4.4     --Form of First Supplemental Indenture to Indenture dated as of December
          17, 1996, relating to AK Steel's 9 1/8% Senior Notes Due 2006.**
 4.5     --Form of First Supplemental Indenture to Indenture dated as of February
          10, 1999, relating to AK Steel's 7 7/8% Senior Notes Due 2009.**
  5      --Opinion of Weil, Gotshal & Manges LLP.*
 12      --Ratio of Earnings to Combined Fixed Charges.*
 23.1    --Consent of Deloitte & Touche LLP (auditors for AK Steel).**
 23.2    --Consent of Weil, Gotshal & Manges LLP (included in Exhibit 5).*
 23.3    --Consent of Deloitte & Touche LLP (auditors for Armco Inc.).**
 24      --Power of Attorney (included on signature pages).
 25      --Statement of Eligibility on Form T-1 of Fifth Third Bank.*
 99.1    --Form of Letter of Transmittal.*
 99.2    --Form of Notice of Guaranteed Delivery.*

--------
 *Previously filed.
**Filed herewith.